- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                           AMERICAN CYANAMID COMPANY
                           (Name of Subject Company)
                           AMERICAN CYANAMID COMPANY
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $5.00 PER SHARE,
                  INCLUDING THE ASSOCIATED RIGHTS TO PURCHASE
                 SERIES A JUNIOR PARTICIPATING PREFERRED STOCK,
                           PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                   025321100
                     (CUSIP Number of Class of Securities)

                           JOSEPH S. MCAULIFFE, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                           AMERICAN CYANAMID COMPANY
                               ONE CYANAMID PLAZA
                            WAYNE, NEW JERSEY 07470
                                 (201) 831-2000
                                    COPY TO:
                              PETER D. LYONS, ESQ.
                              SHEARMAN & STERLING
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 848-4000

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

ITEM 1. SECURITY AND SUBJECT COMPANY.


     The name of the subject company is American Cyanamid Company, a Maine corporation ("American Cyanamid" or the "Company"), and the address of its principal executive offices is One Cyanamid Plaza, Wayne, New Jersey 07470. The title of the class of equity securities to which this statement relates is the Common Stock, par value $5.00 per share, of American Cyanamid (the "Shares"), including the associated rights (the "Rights") to purchase shares of Series A Junior Participating Preferred Stock, par value $1.00 per share, of American Cyanamid issued pursuant to the Rights Agreement, dated as of March 10, 1986, as amended, between American Cyanamid and Mellon Bank, N.A., as successor Rights Agent (the "Rights Agreement"). Unless the context otherwise requires, all references herein to the Shares shall include the associated Rights.


ITEM 2. TENDER OFFER OF THE BIDDER.


     This statement relates to the revised tender offer disclosed in a Tender Offer Statement on Schedule 14D-1 dated August 10, 1994, as amended through the date hereof (the "Schedule 14D-1"), of AC Acquisition Corp. a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of American Home Products Corporation, a Delaware corporation ("American Home Products" or "Parent"), to purchase all outstanding Shares at a price of $101 per Share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 10, 1994 (the "Offer to Purchase"), as amended through the date hereof and as supplemented by the First Supplement thereto dated August 23, 1994, and the related Letter of Transmittal and any supplement thereto (which together constitute the "Offer").


     The Offer is being made pursuant to an Agreement and Plan of Merger among Parent, the Purchaser and the Company dated August 17, 1994 (the "Merger Agreement"). The Merger Agreement provides that, upon the terms and subject to the conditions contained therein, as promptly as practicable after the purchase of Shares pursuant to the Offer and, if required by the Business Corporation Act of the State of Maine ("Maine Law"), the approval and adoption by the affirmative vote of the shareholders of the Company in accordance with Maine Law and the Company's Restated Articles of Incorporation, the Purchaser will be merged with and into the Company (the "Merger") and each then outstanding Share (other than Shares held in the treasury of the Company, Shares owned by Parent or the Purchaser or any other direct or indirect wholly owned subsidiary of Parent or the Company, any Dissenting Shares and any Section 910 Shares (as such terms are defined in the Merger Agreement)) will be converted automatically into the right to receive $101 in cash.

     According to the Schedule 14D-1, the address of the principal executive offices of American Home Products is Five Giralda Farms, Madison, New Jersey 07940.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and address of American Cyanamid, which is the person filing this statement, are set forth in Item 1 above.


     (b) (1) Certain contracts, agreements, arrangements or understandings between American Cyanamid and certain of its directors, executive officers are described on pages 7 through 11, 14 through 21 and 24 through 29 of American Cyanamid's Proxy Statement dated March 8, 1994 for American Cyanamid's 1994 Annual Meeting of Stockholders (the "1994 Annual Meeting Proxy Statement"). A copy of pages 7 through 11, 14 through 21 and 24 through 29 of the 1994 Annual Meeting Proxy Statement is filed as Exhibit 2 hereto and is incorporated herein by reference. See also "Certain Employee Benefits Matters" under Item 2(b)(ii) below.



     On August 17, 1994, the Board of Directors adopted an amendment (the "Amendment") to the provisions of Article IV of the By-Laws of the Company (the "By-Laws") providing for the indemnification of directors, officers, agents and employees of the Company. The principal purposes of the
                                       1

Amendment were to conform Article IV of the By-Laws more closely to the current language of Section 719 of Maine Law and to provide that advance payment of litigation expenses to persons indemnified under Article IV of the By-Laws would be mandatory (as permitted by Maine Law), rather than at the option of the Company (as provided in the current By-Laws), subject to the agreement of the indemnified person to repay any amounts so advanced under certain circumstances as described in Article IV. A copy of Article IV of the By-Laws, as amended, is filed as Exhibit 3 hereto and is incorporated herein by reference, and the foregoing description of the amendments to Article IV is qualified in its entirety by reference to such Exhibit.


     (2) (i) The Company and American Home Products are parties to an agreement (the "Verelan Agreement") pursuant to which the Company and American Home Products co-market in the United States the Company's calcium channel blocker antihypertensive, VERELAN (verapamil hydrochloride), through their respective pharmaceutical divisions. Under the Verelan Agreement, American Home Products and the Company each agreed to promote the product through detailing presentations to physicians and medical residents in order to maximize sales of VERELAN and to share in the income therefrom in specified percentages. In addition, under the Verelan Agreement, American Home Products and the Company agreed not to promote a specified type of antihypertensive product for a three-year period and calcium channel blockers for the duration of the Verelan Agreement. The Verelan Agreement has an initial term of 17 years from its date and may be extended for additional five year terms. If American Home Products desires to extend the Verelan Agreement and the Company does not, the Company is required to make certain payments to American Home Products as liquidated damages.

     In addition, from time to time in the ordinary course of business, executives of American Home Products and/or its subsidiaries and divisions discuss and may enter into arrangements with executives of various companies in the pharmaceutical industry, including the Company and/or its subsidiaries and divisions, typically with respect to the possibility of cooperative ventures relating to research, development and marketing of their respective products.


     (ii) The following is a summary of the Merger Agreement. Defined terms used below and not defined herein have the respective meanings assigned to those terms in the Merger Agreement. Such summary is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 4 hereto and is incorporated herein by reference.



     The Offer. In the Merger Agreement, the Purchaser has agreed, subject to certain conditions, among other things, to amend the Offer (i) to extend the Offer to September 14, 1994, (ii) to increase the purchase price offered from $95 per Share to $101 per Share and (iii) to amend and restate the conditions to the Offer, reduce the number of Shares required to be validly tendered and not properly withdrawn to satisfy the Minimum Condition, eliminate the Financing Condition, the Rights Condition and the Maine Takeover Statute Condition and modify the other conditions to the Offer. The Purchaser has expressly reserved the right, in its sole discretion, to waive the conditions to the Offer (other than the Minimum Condition) and to increase the purchase price payable pursuant to the Offer or make any other changes in the terms and conditions of the Offer, provided that, unless previously approved by the Company in writing, no change may be made which decreases the purchase price per Share payable in the Offer, which changes the form of consideration payable in the Offer, which reduces the maximum number of Shares to be purchased in the Offer or which imposes additional conditions to the Offer. The Purchaser has further agreed that, subject to the terms and conditions of the Merger Agreement, including the conditions to the Offer, unless the Company otherwise consents in writing, the Purchaser will accept for payment and pay for Shares as soon as it is permitted to do so under applicable law, provided that the Purchaser may extend the Offer up to the twenty-fifth business day after the latest of (i) September 14, 1994,
(ii) the tenth business day after the amendment of the Offer and (iii) the date on which all such conditions shall first have been satisfied or waived.

     Pursuant to the Merger Agreement, the Company has approved of and consented to the Offer and represented and warranted that (i) its Board of Directors, at a meeting duly called and held on August 16 and August 17, 1994, has unanimously
(A) determined that the Merger Agreement and the transactions contemplated thereby, including each of the Offer and the Merger, are fair to and in the best interests of the holders of Shares, (B) approved the Merger Agreement and the transactions contemplated thereby and (C) resolved to recommend that the shareholders of the Company accept the Offer, tender their Shares to the Purchaser and approve the Merger Agreement and the transactions contemplated thereby and (ii) the Company's financial advisors have delivered to the Board of Directors of the Company their respective written opinions (or oral opinions confirmed in writing) that the consideration to be received by holders of Shares, other than the Parent and the Purchaser, pursuant to the Merger Agreement is fair to such holders from a financial point of view.


     The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions thereof and in accordance with applicable laws, at the Effective Time (as defined in the Merger Agreement) the Purchaser will be merged with the Company. By virtue of the Merger, at the Effective Time, (i) each Share issued and outstanding immediately prior to the Effective Time (other than any Shares held in the treasury of the Company, Shares held by the Parent, the Purchaser or any other direct or indirect subsidiary of the Parent or of the Company (which will be cancelled without any payment therefor), and any Dissenting Shares and Section 910 Shares (each as defined in the Merger Agreement) held by shareholders of the Company who have properly exercised their appraisal rights under the MBCA), will be converted into the right to receive $101 per Share in cash, less any required withholding taxes. At the Effective Time, each share of common, preferred or other capital stock of the Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of identical common, preferred or other capital stock of the surviving corporation in the Merger (the "Surviving Corporation").


     For a description of certain rights available to shareholders upon consummation of the Offer or the Merger, see Section 11 of the Offer to Purchase.

     Agreements of the Company, the Purchaser and the Parent. In the Merger Agreement, the Company has covenanted and agreed that, during the period from the date of the Merger Agreement to the Effective Time, except pursuant to the terms of the Merger Agreement or as disclosed with reasonable specificity in the documents and reports filed by the Company with the Commission prior to the date of the Merger Agreement, or unless the Parent shall otherwise agree in writing, the businesses of the Company and its subsidiaries (other than Immunex Corporation ("Immunex")) will be conducted only in, and the Company shall not take any action (including with respect to Immunex), and its subsidiaries (other than Immunex) shall not take any action, except in the ordinary course of business and in a manner consistent with past practice and in compliance with applicable laws; and the Company and its subsidiaries (other than Immunex) shall each use its reasonable best efforts to preserve substantially intact the business organization of the Company and its subsidiaries, to keep available the services of the present officers, employees and consultants of the Company and its subsidiaries and to preserve the present relationships of the Company and its subsidiaries with customers, suppliers and other persons with which the Company or any of its subsidiaries has significant business relations.


     By way of amplification and not limitation of the provisions described in the preceding paragraph, the Merger Agreement provides that neither the Company (including with respect to Immunex) nor any of its subsidiaries (other than Immunex) shall, between the date of the Merger Agreement and the Effective Time, directly or indirectly do, or propose or commit to do, any of the following, except pursuant to the terms of the Merger Agreement or as disclosed with reasonable specificity in the documents and reports filed by the Company with the Commission prior to the date of the Merger Agreement, or unless the Parent shall otherwise agree in writing: (i) amend or otherwise change their respective Articles of Incorporation or By-Laws or equivalent organizational documents;
(ii) issue, deliver, sell, pledge, dispose of or encumber, or authorize or commit to the issuance, sale, pledge, disposition or encumbrance of, (A) any shares of capital stock of any class, or any options, warrants,
                                       3
convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest (including but not limited to stock appreciation rights or phantom stock), of the Company or any of its subsidiaries (except for the issuance of up to 5,451,876 shares of Company Common Stock issuable in accordance with the terms of employee options outstanding as of August 12, 1994) or (B) any assets of the Company or any of its subsidiaries, except for sales of products in the ordinary course of business and in a manner consistent with past practice; (iii) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, except for the regular quarterly dividend on the Shares in the amount of $.4625 per Share declared on August 16, 1994 and the amounts to be paid upon the redemption of the Rights pursuant to the Rights Agreement in accordance with the Merger Agreement; (iv) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock, except for the redemption of the Rights at the redemption price of $.02 per Right in accordance with the Merger Agreement; (v) (A) acquire (by merger, consolidation, or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof, except for the completion of the Company's previously announced acquisition of the Shell Company's crop protection business, (B) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person, or make any loans, advances or capital contributions to, or investments in, any other person, except for such of the foregoing incurred in the ordinary course of business, consistent with past practice, having a maturity not exceeding 90 days, in an aggregate amount not in excess (including refinancing of already outstanding amounts) of $900 million, (C) enter into any contract or agreement other than in the ordinary course of business consistent with past practice, (D) authorize any single capital expenditure which is in excess of $1 million or capital expenditures which are, in the aggregate, in excess of $20 million or
(E) enter into or amend any contract, agreement, commitment or arrangement with respect to any of the foregoing matters set forth in this clause (v); (vi) except as described in the succeeding paragraph or otherwise in the Merger Agreement, previously approved by the Parent or to the extent required under existing employee and director benefit plans, agreements or arrangements as in effect on the date of the Merger Agreement, increase the compensation or fringe benefits of any of its directors, officers or employees, except for increases in salary or wages of employees of the Company or its subsidiaries who are not officers or directors of the Company in the ordinary course of business in accordance with past practice, or grant any severance or termination pay not currently required to be paid under existing severance plans to, or enter into any employment, consulting or severance agreement with any present or former director, officer or other employee of the Company or any of its subsidiaries (other than an agreement entered into in exchange for a release by an employee who is not an officer or director, of any and all claims against the Company following such employee's termination of employment, but only if the aggregate amount payable to any terminated employee under any such agreement does not exceed $100,000 and the aggregate amount payable pursuant to all such agreements does not exceed $1 million), or establish, adopt, enter into or amend or terminate any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any directors, officers or employees; (vii) except as may be required as a result of a change in law or in generally accepted accounting principles, change any of the accounting practices or principles used by it; (viii) make any tax election or settle or compromise any material federal, state, local or foreign tax liability; (ix) settle or compromise any pending or threatened suit, action or claim which is material or which relates to the transactions contemplated by the Merger Agreement; (x) take any action, including but not limited to introducing a new product, which, in the good faith judgment of the Company, is reasonably likely to result in any material claim that the Company has violated applicable laws, rules or regulations or any rights of any other person; (xi) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries not constituting an inactive subsidiary (other than the Merger);
(xii) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business and consistent with past practice of liabilities reflected or reserved against in the financial statements of the Company or incurred in the ordinary course of business and consistent with past practice; or (xiii) take, or offer or propose to take, or agree to take in writing or otherwise, any of the actions described in the foregoing clauses or any action which would make any of the representations or warranties of the Company contained in the Merger Agreement untrue and incorrect as of the date when made if such action had then been taken, or would result in any of the conditions to the Offer not being satisfied.


     The Merger Agreement permits (i) an increase in the salaries of four executives of the Company, (ii) the payment of lump sum special recognition bonuses to employees who are not officers or directors of the Company, provided that no special recognition bonus payable to any individual exceeds $10,000 and the aggregate bonuses payable to all such employees between the date of the Merger Agreement and the Effective Time does not exceed $500,000, (iii) the Company to adopt a severance plan that is substantially similar in all material respects to the Company's severance policy as disclosed to the Parent in writing (except that the Company may provide that employees at certain salary levels will have the right to receive benefits under the plan if they resign for "good reason" (as defined in the Merger Agreement)), (iv) to permit the Company to calculate and make a profit sharing contribution to the Company's Employees Savings Plan and to amend the plan to vest employees if their employment is terminated without cause or if an employee resigns following a reduction in base salary prior to December 31, 1994; (v) to amend the Executive Income Continuity Plan, the Key Manager Income Continuity Plan and the Non-Employee Directors Retirement Plan, among other things, to provide for the payment of lump sum benefits and to liberalize the eligibility requirements for individuals under certain circumstances, (vi) to permit the Company to contribute to Rabbi trusts the accrued benefits of employees under the Company's ERISA Excess Plan and Supplemental Employees Retirement Plan, related gross up amounts under the Company's Compensation Taxation Equalization Plan, and related fees and expenses, and (vii) to accelerate the payment of incentive awards under the Company's Cash Incentive Compensation Plan and the Company's Incentive Compensation Plan (based on specific criteria).


     See "Certain Employee Benefit Matters" below for a more complete discussion of the foregoing matters.

     The Merger Agreement provides that the Company, acting through its Board of Directors, shall, if required in accordance with applicable law and its Articles and By-Laws, (i) duly call, give notice of, convene and hold a special meeting of its shareholders as soon as practicable following consummation of the Offer for the purpose of considering and taking action on the Merger Agreement and the transactions contemplated thereby and (ii) subject to its fiduciary duties under applicable law, exercised after consultation with independent legal counsel, (A) include in the proxy statement with respect to such meeting (the "Proxy Statement") the unanimous recommendation of the Board of Directors that the shareholders of the Company vote in favor of the approval of the Merger Agreement and the transactions contemplated thereby and the written opinions of the Company's financial advisors that the consideration to be received by the shareholders of the Company pursuant to the Offer and the Merger is fair to such shareholders and (B) use its reasonable best efforts to obtain the necessary approval of the Merger Agreement and the transactions contemplated thereby by its shareholders.

     For a description of the short-form merger provisions of the MBCA, which, under certain circumstances, could be applicable to the Merger, see Section 11 of the Offer to Purchase.

     The Merger Agreement provides that, if required by applicable law, as soon as practicable following the Parent's reasonable request, the Company shall file with the Commission under the Exchange Act, and shall use its reasonable best efforts to have cleared by the Commission, the Proxy Statement. The Parent, the Purchaser and the Company have agreed to cooperate with each other in the preparation of the Proxy Statement. The Company has agreed to use its reasonable best efforts, after consultation with the other parties to the Merger Agreement, to respond promptly to any comments made by the Commission with respect to the Proxy Statement and any preliminary version thereof filed by it and cause such Proxy Statement to be mailed to the Company's shareholders at the earliest practicable time.


     Pursuant to the Merger Agreement, promptly upon the purchase by the Purchaser of Shares pursuant to the Offer, and from time to time thereafter, the Purchaser shall be entitled to designate up to such number of directors, rounded up to the next whole number, on the Board of Directors of the Company as shall give the Purchaser representation on the Board of Directors equal to the product of the total number of directors on such Board (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by the Purchaser or any affiliate of the Purchaser bears to the total number of Shares then outstanding, and the Company shall, at such time, promptly take all action necessary to cause the Purchaser's designees to be so elected, including either increasing the size of the Board of Directors or securing the resignations of incumbent directors or both. At such times, the Company will use its reasonable best efforts to cause persons designated by the Purchaser to constitute the same percentage as is on the Board of Directors of (i) each committee of the Board, (ii) each board of directors of each domestic subsidiary of the Company and (iii) each committee of each such board, in each case only to the extent permitted by law. Until the Purchaser acquires a majority of the outstanding Shares (on a fully diluted basis), the Company shall use its reasonable best efforts to ensure that all the members of the Board of Directors and such boards and committees as of the date of the Merger Agreement who are not employees of the Company shall remain members of the Board of Directors and such boards and committees. Annex I attached to this Schedule 14D-9 sets forth information with respect to the possible designation by the Parent, pursuant to the Merger Agreement, of persons to be elected to the Board of Directors of the Company.



     The Company has agreed to take all actions required pursuant to Section 14(f) and Rule 14f-1 in order to fulfill its obligations under the Merger Agreement described in the preceding paragraph. Annex I to this Schedule 14D-9 fulfills the Company's obligations in this regard under the Merger Agreement. Pursuant to the Merger Agreement, the Parent or the Purchaser will supply to the Company and be solely responsible for any information with respect to either of them and their nominees, officers, directors and affiliates required by Section 14(f) and Rule 14f-1.


     Following the election or appointment of the Purchaser's designees as described in the second preceding paragraph and prior to the Effective Time, any amendment of the Merger Agreement or the Articles or By-Laws, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of the Purchaser or waiver of any of the Company's rights thereunder, and any other consent or action by the Board of Directors thereunder, will require the concurrence of a majority (which shall be at least two) of the directors of the Company then in office who are neither designated by the Purchaser nor are employees of the Company.

     Under the Merger Agreement, the directors of the Purchaser immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation.

     Pursuant to the Merger Agreement, from the date of the Merger Agreement to the Effective Time, subject to appropriate provisions regarding confidentiality, the Company shall, and shall cause its subsidiaries, officers, directors, employees, auditors and other agents to, afford the officers, employees, auditors and other agents of the Parent, and financing sources who shall agree to be bound by the confidentiality provisions of the Merger Agreement as though a party thereto, complete access at all reasonable times to its officers, employees, agents, properties, offices, plants and other facilities and to all books and records, and shall furnish the Parent and such financing sources with all financial, operating and other data and information as the Parent, through its officers, employees or agents, or such financing sources may from time to time request.

     Under the Merger Agreement, the Company, its affiliates and their respective officers, directors, employees, representatives and agents have agreed that they shall immediately cease any existing discussions or negotiations, if any, with any parties conducted theretofore with respect to any acquisition or exchange of all or any material portion of the assets of, or any equity interest in, the Company or any of its subsidiaries or any business combination with the Company or any of its subsidiaries. The Company may, directly or indirectly, furnish information and access, in each case only in response to a request for such information or access to any person made after the date of the Merger Agreement which was not encouraged, solicited or initiated by the Company or any of its affiliates or any of its or their respective officers, directors, employees, representatives or agents after the date of the Merger Agreement, pursuant to appropriate confidentiality agreements, and may participate in discussions and negotiate with such entity or group concerning any merger, sale of assets, sale of shares of capital stock or similar transaction (including an exchange of stock or assets) involving the Company or any subsidiary or division of the Company, if such entity or group has submitted a written proposal to the Board of Directors relating to any such transaction and failing to take such action would constitute a breach of the Board of Directors' fiduciary duty under applicable law. The Board of Directors is required by the Merger Agreement to provide a copy of any such written proposal to the Parent immediately after receipt thereof, unless independent outside legal counsel to the Company has advised the Board of Directors that providing such a copy would constitute a breach of the Board of Directors' fiduciary duty under applicable law. Notwithstanding the foregoing, under the Merger Agreement, the Company shall notify the Parent immediately if any such proposal is made and shall keep the Parent promptly advised of all developments which could reasonably be expected to culminate in the Board of Directors withdrawing, modifying or amending its recommendation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement. Except as described in this paragraph, neither the Company or any of its affiliates, nor any of its or their respective officers, directors, employees, representatives or agents, shall, directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than the Parent and the Purchaser, any affiliate or associate of the Parent and the Purchaser or any designees of the Parent or the Purchaser) concerning any merger, sale of assets, sale of shares of capital stock or similar transactions (including an exchange of stock or assets) involving the Company or any subsidiary or division of the Company; provided, however, that the Board of Directors may take, and may disclose to the Company's shareholders, a position contemplated by Rules 14d-9 and 14e-2 under the Exchange Act with regard to any tender offer; provided, further, that the Board of Directors shall not recommend that the shareholders of the Company tender their Shares in connection with any such tender offer unless failing to take such action would constitute a breach of the Board of Directors' fiduciary duty under applicable law. The Company agrees not to release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which the Company is a party, unless failing to release such third party or waive such provisions would constitute a breach of the Board of Directors' fiduciary duty under applicable law.


     In the Merger Agreement, the Company has covenanted and agreed that it will not amend the Rights Agreement, except as expressly contemplated by the Merger Agreement, and that the Company will redeem all outstanding Rights at a redemption price of $.02 per Right immediately prior to the consummation of the Offer.

     The Merger Agreement provides that, upon the terms and subject to the conditions thereof, each of the parties shall use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Merger Agreement, including but not limited to (i) cooperation in the preparation and filing of appropriate documents with governmental and other authorities, any required filings under the HSR Act and certain other laws described in Section 15 of the Offer to Purchase and any amendments to any thereof and (ii) using its reasonable best efforts to make all required regulatory filings and applications and to obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental authorities and parties to contracts with the Company and its subsidiaries as are necessary for the consummation of the transactions contemplated by the Merger Agreement and to fulfill the conditions to the Offer and the Merger. The Company will cooperate with the Parent and the Purchaser with respect to consummating the financing for the Offer and the Merger. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of the Merger Agreement, the proper officers and directors of each party to the Merger Agreement shall use their reasonable best efforts to take all such necessary action.

     Under the Merger Agreement, the Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statements with respect to the Offer or the Merger and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by law or any listing agreement with its securities exchange.

     Pursuant to the Merger Agreement, to the extent required by the MBCA, the Parent must cause the Purchaser to give the notice required by Section 910 not later than fifteen days after the acceptance for payment of Shares pursuant to the Offer. In order to provide such notice, the Company shall provide to the Parent, not less than five days prior to the date on which such notice must be made, an updated list of shareholders. If permitted by applicable law, such notice may be contained in or provided in connection with the Offer documents or the Proxy Statement.

     Under the Merger Agreement, any liability with respect to the transfer of the property of the Company arising out of the New York State Real Property Gains Tax, the New York State Real Estate Transfer Tax and the New York City Real Property Transaction Tax shall be borne by the Company and expressly shall not be a liability of the shareholders of the Company.

     Certain Employee Benefits Matters. Under the Merger Agreement, the Parent shall cause the Company and the Surviving Corporation to pay promptly or provide when due all compensation and benefits earned through or prior to the Effective Time as provided pursuant to the terms of any compensation arrangements, employment agreements and employee or director benefit plans, programs and policies in existence as of the date of the Merger Agreement for all employees (and former employees) and directors (and former directors) of the Company. The Parent and the Company agree that the Company and the Surviving Corporation shall pay promptly or provide when due all compensation and benefits required to be paid pursuant to the terms of any individual agreement with any employee, former employee, director or former director in effect and disclosed to the Parent as of the date of the Merger Agreement. Nothing in the Merger Agreement shall require the continued employment of any person or prevent the Company and/or the Surviving Corporation from taking any action or refraining from taking any action which the Company could take or refrain from taking prior to the Effective Time.

     Except as contemplated in the Merger Agreement, under the Merger Agreement, the Parent shall cause the Surviving Corporation, for the period ending on December 31, 1995, to provide employee benefits under plans, programs and arrangements which, in the aggregate, will provide benefits to the employees and former employees of the Surviving Corporation (other than employees and former employees covered by a collective bargaining agreement) which are no less favorable in the aggregate than those provided to such persons pursuant to the plans, programs and arrangements of the Company in effect on the date of the Merger Agreement (other than all Performance Allotments and Performance Share Allotments (as defined) under the Company's Incentive Plan, which shall be disregarded for all purposes) and employees and former employees covered by collective bargaining agreements shall be provided with such benefits as shall be required under the terms of any applicable collective bargaining agreement; provided, however, that nothing in the Merger Agreement shall (i) prevent the amendment or termination of any such plan, program or arrangement, (ii) require that the Surviving Corporation provide or permit investment in the securities of the Parent, the Company or the Surviving Corporation or (iii) interfere with the Surviving Corporation's right or obligation to make such changes as are necessary to conform with applicable law. On and after January 1, 1996, the Parent shall provide employees and former employees of the Surviving Corporation (other than those covered by collective bargaining agreements) with benefits, in the aggregate, that are no less favorable than those provided to similarly situated employees and former employees of other subsidiaries of the Parent.

     The Merger Agreement provides that, with respect to the payment of the Current Allotments (as defined) under the Company's Incentive Compensation Plan and cash incentive compensation awards under the Company's Cash Incentive Compensation Plan in respect of the year ending December 31, 1994, the Parent shall cause the Company to pay such amounts, in accordance with the applicable performance targets established at the beginning of such year, as soon as practicable following the close of such year and the date the actual performance of the Company and its subsidiaries for the year then ended is calculated. The determination of the performance of the Company and its subsidiaries shall be made in good faith by the certified public accountants of the Company who were the Company's certified public accountants prior to the purchase of Shares pursuant to the Offer, after disregarding the financial effects of the transactions contemplated under the Merger Agreement and any other changes made by the Parent after the purchase of Shares pursuant to the Offer to the operations, finances or corporate structure of the Company and its subsidiaries. Notwithstanding anything described in this paragraph to the contrary, if, prior to the date such Current Allotments or cash incentive compensation awards are paid, any employee is terminated by the Company without "cause" or voluntarily terminates employment following a reduction in base salary, the Company or the Surviving Corporation shall pay the employee his or her award under the applicable plan as soon as practicable following the employee's termination of employment.

     Under the Merger Agreement, the Parent shall cause the Company to contribute to the Company's Employees Savings Plan approximately $7 million as the Company "performance contribution" for the year ended December 31, 1994, provided the actual performance of the Company and its subsidiaries as of December 31, 1994 satisfies the conditions provided under such Savings Plan for such contribution. Such contribution shall be made as soon as practicable following the close of such year and the date the actual performance of the Company and its subsidiaries for the year then ended is calculated. The determination of such performance shall be made in the same manner as described with respect to the Company's Incentive Plan in the preceding paragraph. Moreover, with respect to any participant in such Savings Plan whose employment is terminated by the Company prior to December 31, 1994 without cause or voluntarily by the employee following a reduction in base salary, such participant shall be vested in that portion of the Company performance contribution which such participant would have otherwise been entitled to receive under the terms of the Savings Plan as in effect on the date of the Merger Agreement had such participant's employment not been terminated prior to December 31, 1994.

     Pursuant to the Merger Agreement, as soon as practicable after the date the Shares are purchased pursuant to the Offer, the Company shall pay its Incentive Compensation Plan participants an amount ("Incentive Compensation Cashout") equal to the value of the Performance Allotments (as defined) determined in accordance with the rules of the Compensation Committee of the Company's Board of Directors under such plan, as in effect on the date of the Merger Agreement. As soon as practicable after December 31, 1994, the Parent shall cause the Surviving Corporation to pay to each participant who is an employee as of December 31, 1994 an amount (the "Additional Payment") equal to the excess of the amount such employee would have received under such rules had the value of the Performance Allotments been calculated at 141.5% of the target bonus over the Incentive Compensation Cashout received by such employee. Notwithstanding the foregoing, if an employee's employment is terminated without cause by the Company or voluntarily by the employee following the reduction of such employee's base salary after the date the Shares are purchased pursuant to the Offer but prior to the payment of the Additional Payment, the Company shall pay such employee the Additional Payment as soon as practicable after the employee's termination of employment.

     Under the Merger Agreement, the Parent shall cause the Surviving Corporation to include as a participant in the Company's Supplemental Employee Retirement Plan ("SERP") any individual who is a Key Manager (as defined below) as of the date of the Merger Agreement whose employment is terminated by the Company without cause or who voluntarily terminates employment following a reduction in base salary within the two year period following the date the Shares are purchased pursuant to the Offer and such person shall be entitled to benefits thereunder if, but only if, at the time of such termination, the Key Manager has attained age 50 with 10 years of service with the Company and the Surviving Corporation. Payment of retirement benefits under the SERP will commence no earlier than the first day of the month following the Key Manager's 60th birthday. "Key Manager" is defined in the Merger Agreement as a participant in the Company's Incentive Compensation Plan, as in effect on the date of the Merger Agreement.


     As discussed above under "Merger Agreement--Agreements of the Company, the Purchaser and the Parent", under the Merger Agreement the Company is permitted, and it intends, to take the following actions:


     (i) adopt a severance plan which will provide severance benefits for all employees (other than those employees covered by a collective bargaining agreement) in the event of a termination of employment (other than for cause) or, for employees of certain levels, a resignation for good reason, within two years following the purchase of Shares pursuant to the Offer;

     (ii) amend the Company Employees Savings Plan to provide that participants will become vested upon the purchase of Shares pursuant to the Offer;

     (iii) amend the Executive Income Continuity Plan to provide that (a) Mrs. A.C. Brennan will become a participant in such plan upon the purchase of Shares pursuant to the Offer (but her benefit will be limited to one times base pay and target bonus); and (b) the ten-year eligibility requirement is waived for any person otherwise eligible to participate in such plan who is terminated (other than for cause) or who resigns because of a reduction in base salary (as it was in effect prior to the purchase of Shares pursuant to the Offer) within two years after the purchase of Shares pursuant to the Offer;

     (iv) amend the Key Manager Income Continuity Plan to permit plan participants to recover reasonable attorneys' fees and expenses in connection with a dispute regarding the terms of such plan, provided that the participant's claim is not frivolous;


     (v) amend both the Executive Income Continuity Plan and the Key Manager Income Continuity Plan (together, the "Income Continuity Plans") to (a) remove the restriction on competitive employment, (b) provide for the payment of benefits due under the Income Continuity Plans in a lump sum, rather than in installments, (c) amend the definition of "Good Reason" to include an action that reduces or eliminates a benefit under a Company benefit or compensation plan, even if such reduction or elimination is applied universally to all members of the Income Continuity Plans, and (d) eliminate the restriction on payment of income continuity benefits beyond age 60 if the participant is also a participant is also a participant in the SERP;



     (vi) amend the Non-Employee Directors Retirement Plan to (a) eliminate the three-year eligibility requirement, and (b) accelerate the payment of any unpaid benefits under such plan; and

     (vii) contribute to one or more Rabbi trusts the present value, as of the date of the purchase of Shares pursuant to the Offer, of accrued benefits under the Company ERISA Excess Benefit Plan and the SERP (as defined above), as well as related "gross up" amounts, if any, under the Company's Compensation Taxation Equalization Plan and a reasonable reserve for the fees and expenses that may be incurred by the trustee, its agents or designees. Approximately $51.2 million will be contributed to the Rabbi trusts for the SERP, and approximately $1.6 million will be contributed to the Rabbi trust for the ERISA Excess Benefit Plan.


     Directors' and Officers' Indemnification and Insurance. The Merger Agreement provides that the By-Laws of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification than are set forth in the By-laws of the Company, which provisions shall not be amended, repealed or otherwise modified for a period of five years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at the Effective Time were directors, officers, agents or employees of the Company or otherwise entitled to indemnification under the Company's By-Laws.

     Under the Merger Agreement, the Parent shall use its best efforts to cause to be maintained in effect for three years from the Effective Time the current policies of the directors' and officers' liability insurance maintained by the Company (provided that the Parent may substitute therefor policies of at least the same coverage containing terms and conditions which are not materially less advantageous) with respect to matters occurring prior to the Effective Time to the extent available; provided, however, that in no event shall the Parent or the Company be required to expend more than an amount per year equal to 150% of current annual premiums paid by the Company (which the Company represents and warrants to be not more than $1,204,050) to maintain or procure insurance coverage pursuant thereto.

     Disposition of Litigation. In the Merger Agreement, each party has agreed to use its best efforts to obtain a dismissal without prejudice of American Home Products Corporation, et al. v. American Cyanamid Company, et al., Civil Action Docket No. 94-230-P-H (D. Me. 1994), including any and all counterclaims asserted against the Company, its directors, its officers, the Parent and the Purchaser, with each party bearing its own costs and attorneys' fees therefor. The Company agrees that it will not settle any litigation currently pending, or commenced after the date of the Merger Agreement, against the Company or any of its directors by any shareholder of the Company relating to the Offer or the Merger Agreement, without the prior written consent of the Parent.

     The Merger Agreement provides that the Company will not voluntarily cooperate with any third party which has sought or may seek to restrain or prohibit or otherwise oppose the Offer or the Merger and will cooperate with the Parent and the Purchaser to resist any such effort to restrain or prohibit or otherwise oppose the Offer or the Merger, unless failing so to cooperate with such third party or cooperating with the Parent or the Purchaser, as the case may be, would constitute a breach of the Board of Directors' fiduciary duty under applicable law.

     Representations and Warranties. The Merger Agreement contains customary representations and warranties with respect to the Company, including without limitation with regard to the Company's capitalization, that the Board of Directors of the Company has approved the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger) so as to render inapplicable thereto both the limitation on business combinations contained in
Section 611-A of the MBCA (or any similar provision) and the supermajority shareholder voting requirements of the Articles, that the affirmative vote of a majority of the outstanding Shares is the sole vote required to approve the Merger, that the Board of Directors of the Company has irrevocably waived the requirement of ownership of Shares (and the related holding period) set forth in the By-Laws with respect to the directors of the Purchaser immediately prior to the Effective Time and any other director nominees or designees of the Parent or the Purchaser for election to the Company's Board of Directors, the accuracy of the Company's documents and reports filed with the Commission, the Company's financial statements and financial condition, the absence of certain changes or events which, individually or in the aggregate, have had or would reasonably be expected to have, a Material Adverse Effect (as defined below), the absence of certain litigation, the Company's employee benefit plans, tax matters, environmental matters, intellectual property matters, that the Company has taken all necessary action so that none of the execution of the Merger Agreement, the making of the Offer, the acquisition of Shares pursuant to the Offer or the consummation of the Merger will cause the Rights to become exercisable, cause any person to become an Acquiring Person or give rise to a Distribution Date or a Triggering Event and that, since July 1, 1994, no event has occurred and no circumstance has arisen which would reasonably be expected to result in a failure to satisfy any of the conditions to the Offer.

     Under the Merger Agreement, the term "Material Adverse Effect" means any change or effect that is or is reasonably likely to be materially adverse to the business, assets, financial condition or results of operations of the Company and its subsidiaries taken as a whole.

     In the Merger Agreement, the Parent and the Purchaser have made customary representations and warranties, including without limitation that the Purchaser is highly confident that it has or will have available to it all funds necessary to satisfy the obligation to pay the purchase price of the Shares pursuant to the Offer and the consideration to be paid pursuant to the Merger.

     Conditions to Merger. The respective obligations of each party to the Merger Agreement to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions: (i) if required by the MBCA, the Merger Agreement shall have been approved by the affirmative vote of the shareholders of the Company by the requisite vote in accordance with the Articles and the MBCA; (ii) no statute, rule, regulation, executive order, decree, ruling, injunction or other order (whether temporary, preliminary or permanent) shall have been enacted, entered, promulgated or enforced by any United States or state court or governmental authority which prohibits, restrains, enjoins or restricts the consummation of the Merger; (iii) any waiting period applicable to the Merger under the HSR Act shall have terminated or expired; and (iv) the Purchaser shall have purchased Shares pursuant to the Offer.

     Termination. The Merger Agreement may be terminated and the Merger contemplated thereby may be abandoned at any time prior to the Effective Time, notwithstanding approval thereof by the shareholders of the Company: (i) by mutual written consent of the Parent, the Purchaser and the Company; (ii) by the Parent or the Company if any court of competent jurisdiction or other governmental body located or having jurisdiction within the United States or any country or economic region in which either the Company or the Parent, directly or indirectly, has material assets or operations, shall have issued a final order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the Offer or the Merger and such order, decree, ruling or other action is or shall have become final and nonappealable; (iii) by the Parent if due to an occurrence or circumstance which would result in a failure to satisfy any of the conditions to the Offer, the Purchaser shall have (A) failed to amend the Offer as provided in the Merger Agreement, (B) terminated the Offer or (C) failed to pay for Shares pursuant to the Offer on or prior to the Outside Date (as defined below); (iv) by the Company if (A) there shall not have been a material breach of any representation, warranty, covenant or agreement on the part of the Company, and the Purchaser shall have (x) terminated the Offer or (y) failed to pay for Shares pursuant to the Offer on or prior to the Outside Date or (B) prior to the purchase of Shares pursuant to the Offer, any person shall have made a bona fide offer to acquire the Company (x) that the Board of Directors has determined in its good faith judgment is more favorable to the Company's shareholders than the Offer and the Merger and (y) as a result of which the Board of Directors is obligated by its fiduciary duty under applicable law to terminate the Merger Agreement, provided that such termination shall not be effective until the Company has made payment of the full fee required as described under "Fees and Expenses" below and has deposited with a mutually acceptable escrow agent $50 million for reimbursement to the Parent of expenses in accordance with such paragraph; or (v) by the Parent prior to the purchase of Shares pursuant to the Offer, if (A) there shall have been a breach of any representation or warranty on the part of the Company which would reasonably be expected to either have a Material Adverse Effect (as defined in the Merger Agreement) or prevent the consummation of the Offer, (B) there shall have been a breach of any covenant or agreement on the part of the Company which would reasonably be expected to either have a Material Adverse Effect or prevent the consummation of the Offer, which shall not have been cured prior to the earlier of (x) 10 days following notice of such breach and (y) two business days prior to the date on which the Offer expires, (C) the Board of Directors shall have withdrawn or modified (including by amendment of the Schedule 14D-9) in a manner adverse to the Purchaser its approval or recommendation of the Offer, the Merger Agreement or the Merger or shall have recommended another offer or transaction, or shall have resolved to effect any of the foregoing or (D) the Minimum Condition shall not have been satisfied by the Expiration Date and on or prior to the Expiration Date (x) any person (other than the Parent or the Purchaser) shall have made a proposal or public announcement or communication to the Company with respect to a Third Party Acquisition (as defined below) or (y) any person (including the Company or any of its subsidiaries or affiliates), other than the Parent or any of its affiliates, shall have become the beneficial owner of 19.9% or more of the Shares. "Outside Date" means the latest (not to exceed 120 days following the date of the Merger Agreement) of (A) 60 days following the date of the Merger Agreement, (B) if a Request for Additional Information is made by the Federal Trade Commission pursuant to the HSR Act, 10 business days after substantial compliance with any such request or (C) 10 business days following the conclusion of any ongoing proceedings before the European Commission in connection with its review of the transactions contemplated by the Merger Agreement or any similar delay pursuant to any other material antitrust or competition law or regulation.

     In the event of the termination of the Merger Agreement, the Merger Agreement shall forthwith become void and there shall be no liability on the part of any party thereto except as described under "Fees and Expenses" below or as otherwise expressly provided for in the Merger Agreement; provided, however, that nothing in the Merger Agreement will relieve any party from liability for any breach thereof.

     Fees and Expenses. Under the Merger Agreement, if: (i) the Parent terminates the Merger Agreement pursuant to clause (v)(A) or (B) under "Termination" above, or if the Company terminates the Merger Agreement pursuant to clause (iv)(A) under "Termination" above, and, within 12 months thereafter, the Company enters into an agreement with respect to a Third Party Acquisition, or a Third Party Acquisition occurs, involving any party (or any affiliate or associate thereof) (x) with whom the Company (or its agents) had any discussions with respect to a Third Party Acquisition, (y) to whom the Company (or its agents) furnished information with respect to or with a view to a Third Party Acquisition or (z) who had submitted a proposal or expressed any interest publicly or to the Company in a Third Party Acquisition, in the case of each of clauses (x), (y) and (z) prior to such termination; or (ii) the Parent terminates the Merger Agreement pursuant to clause (v)(A) or (B) under "Termination" above, or if the Company terminates the Merger Agreement pursuant to clause (iv)(A) under "Termination" above, and within 12 months thereafter a Third Party Acquisition occurs involving a direct or indirect consideration (or implicit valuation) for Shares (including the value of any stub equity) in excess of the amount payable per Share pursuant to the Offer; or (iii) the Parent terminates the Merger Agreement pursuant to clause (v)(C) or (D) under "Termination" above, or the Company terminates the Merger Agreement pursuant to clause (iv)(B) under "Termination" above or otherwise under circumstances that would have permitted the Parent to terminate the Merger Agreement under clause
(v)(D) under "Termination" above, then the Company shall pay to the Parent and the Purchaser, within one business day following the execution and delivery of such agreement or such occurrence, as the case may be, or simultaneously with any termination contemplated by clause (iii) above, a fee, in cash, of $100 million, provided, however, that the Company in no event shall be obligated to pay more than one such $100 million fee with respect to all such agreements and occurrences and such termination. "Third Party Acquisition" means the occurrence of any of the following events: (i) the acquisition of the Company by merger, tender offer or otherwise by any person other than the Parent, the Purchaser or any affiliate thereof (a "Third Party"); (ii) the acquisition by a Third Party of 19.9% or more of the total assets of the Company and its subsidiaries, taken as a whole; (iii) the acquisition by a Third Party of 19.9% or more of the outstanding Shares; (iv) the adoption by the Company of a plan of liquidation or the declaration or payment of an extraordinary dividend; or (v) the repurchase by the Company or any of its subsidiaries of 19.9% or more of the outstanding Shares, other than a repurchase which was not approved by the Company or publicly announced prior to the termination of the Merger Agreement and which is not part of a series of transactions resulting in a change of control.

     In addition, the Merger Agreement provides that, upon the termination of the Merger Agreement (i) under circumstances in which the Parent or the Purchaser shall have been entitled to terminate the Merger Agreement pursuant to clause (v)(A) or (B) under "Termination" above (whether or not expressly terminated on such basis) or (ii) under circumstances in which the Company shall be obligated to pay a fee as described in the preceding paragraph, the Company shall reimburse the Parent, the Purchaser and their affiliates (not later than one business day after submission of statements therefor) for all actual documented out-of-pocket fees and expenses actually incurred by any of them or on their behalf in connection with the Offer and the Merger and the consummation of all transactions contemplated by the Merger Agreement (including, without limitation, fees and disbursements payable to financing sources, investment bankers, counsel to the Purchaser or the Parent or any of the foregoing, and accountants).

     Amendments. The Merger Agreement may be amended by the parties by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, however, that, after approval of the Merger by the shareholders of the Company, no amendment may be made which would reduce the amount or change the type of consideration into which each Share shall be converted upon consummation of the Merger.

     Certain Conditions of the Offer. Pursuant to the Merger Agreement, the conditions of the Offer are amended and restated in their entirety as follows:

     Notwithstanding any other provision of the Offer, the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for any Shares tendered pursuant to the Offer, and may postpone the acceptance for payment or, subject to the restriction referred to above, payment for any Shares tendered pursuant to the Offer, and may amend or terminate the Offer (whether or not any Shares have theretofore been purchased or paid for) if, prior to the expiration of the Offer, (i) the Minimum Condition shall not have been satisfied or (ii) at any time on or after August 16, 1994 and prior to the acceptance for payment of Shares, any of the following conditions occurs or has occurred or the Purchaser makes a good faith determination that any of the following conditions has occurred:

          (i) there shall have been any action or proceeding brought by any governmental authority before any federal or state court, or any order or preliminary or permanent injunction entered in any action or proceeding before any federal or state court or governmental, administrative or regulatory authority or agency, located or having jurisdiction within the United States or any country or economic region in which either the Company or the Parent, directly or indirectly, has material assets or operations, or any other action taken, proposed or threatened, or statute, rule, regulation, legislation, interpretation, judgment or order proposed, sought, enacted, entered, enforced, promulgated, amended, issued or deemed applicable to the Purchaser, the Company or any subsidiary or affiliate of the Purchaser or the Company or the Offer or the Merger, by any legislative body, court, government or governmental, administrative or regulatory authority or agency located or having jurisdiction within the United States or any country or economic region in which either the Company or the Parent, directly or indirectly, has material assets or operations, which could reasonably be expected to have the effect of: (i) making illegal, or otherwise directly or indirectly restraining or prohibiting or making materially more costly, the making of the Offer, the acceptance for payment of, payment for, or ownership, directly or indirectly, of some of or all the

     Shares by the Parent or the Purchaser, the consummation of any of the transactions contemplated by the Merger Agreement or materially delaying the Merger; (ii) prohibiting or materially limiting the ownership or operation by the Company or any of its subsidiaries, or by the Parent, the Purchaser or any of the Parent's subsidiaries of all or any material portion of the business or assets of the Company or any of its material subsidiaries or the Parent or any of its subsidiaries, or compelling the Purchaser, the Parent or any of the Parent's subsidiaries to dispose of or hold separate all or any material portion of the business or assets of the Company or any of its material subsidiaries or the Parent or any of its subsidiaries, as a result of the transactions contemplated by the Offer or the Merger Agreement; (iii) imposing or confirming limitations on the ability of the Purchaser, the Parent or any of the Parent's subsidiaries effectively to acquire or hold or to exercise full rights of ownership of Shares, including, without limitation, the right to vote any Shares acquired or owned by the Parent or the Purchaser or any of the Parent's subsidiaries on all matters properly presented to the shareholders of the Company, including, without limitation, the adoption and approval of the Merger Agreement and the Merger or the right to vote any shares of capital stock of any subsidiary (other than immaterial subsidiaries) directly or indirectly owned by the Company; (iv) requiring divestiture by the Parent or the Purchaser, directly or indirectly, of any Shares; or (v) which would reasonably be expected to materially adversely affect the business, financial condition or results of operations of the Company and its subsidiaries taken as a whole or the value of the Shares or of the Offer to the Purchaser or the Parent;

          (ii) there shall have occurred, or the Purchaser shall have become aware of any fact that would reasonably be expected to have, a Material Adverse Effect;

          (iii) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (ii) any extraordinary or material adverse change in the market price of the Shares or in the United States securities or financial markets generally, including, without limitation, a decline of at least 25% in either the Dow Jones Average of Industrial Stocks or the Standard & Poor's 500 index from August 17, 1994, (iii) any material adverse change or any condition, event or development involving a prospective material adverse change in United States or other material international currency exchange rates or a suspension of, or limitation on, the markets therefor, (iv) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (v) any limitation (whether or not mandatory) by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, on, or any other event that could reasonably be expected to materially adversely affect, the extension of credit by banks or other lending institutions, (vi) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States which would reasonably be expected to have a Material Adverse Effect or materially adversely affect (or materially delay) the consummation of the Offer or (vii) in the case of any of the foregoing existing at the time of commencement of the Offer, a material acceleration or worsening thereof;

          (iv) (i) it shall have been publicly disclosed or the Purchaser shall have otherwise learned that beneficial ownership (determined for the purposes of this paragraph as set forth in Rule 13d-3 promulgated under the Exchange Act) of 19.9% or more of the outstanding Shares has been acquired by any corporation (including the Company or any of its subsidiaries or affiliates), partnership, person or other entity or group (as defined in
     Section 13(d)(3) of the Exchange Act), other than the Parent or any of its affiliates, or (ii) (A) the Board of Directors of the Company or any committee thereof shall have withdrawn or modified in a manner adverse to the Parent or the Purchaser the approval or recommendation of the Offer, the Merger or the Merger Agreement, or approved or recommended any takeover proposal or any other acquisition of Shares other than the Offer and the Merger, (B) any such corporation, partnership, person or other entity or group shall have entered into a definitive agreement or an agreement in principle with the Company with respect to a tender offer or exchange offer for any Shares or a merger, consolidation or other business combination with or involving the Company or any of its subsidiaries or (C) the Board of Directors of the Company or any committee thereof shall have resolved to do any of the foregoing;

          (v) any of the representations and warranties of the Company set forth in the Merger Agreement that are qualified as to materiality shall not be true and correct or any such representations and warranties that are not so qualified shall not be true and correct in any material respect, in each case as if such representations and warranties were made at the time of such determination;

          (vi) the Company shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement;

          (vii) the Merger Agreement shall have been terminated in accordance with its terms or the Offer shall have been amended or terminated with the consent of the Company; or

          (viii) any waiting periods under the HSR Act applicable to the purchase of Shares pursuant to the Offer shall not have expired or been terminated, or any material approval, permit, authorization, consent or waiting period of any domestic, foreign or supranational governmental, administrative or regulatory agency (federal, state, local, provincial or otherwise) located or having jurisdiction within the United States or any country or economic region in which either the Company or the Parent, directly or indirectly, has material assets or operations, shall not have been obtained or satisfied on terms satisfactory to the Parent in its reasonable discretion;

which, in the reasonable judgment of the Purchaser with respect to each and every matter referred to above and regardless of the circumstances (including any action or inaction by the Purchaser or any of its affiliates not inconsistent with the terms hereof) giving rise to any such condition, makes it inadvisable to proceed with the Offer or with such acceptance for payment of or payment for Shares or to proceed with the Merger.

     The foregoing conditions are for the sole benefit of the Purchaser and may be asserted by the Purchaser regardless of the circumstances giving rise to any such condition or may be waived by the Purchaser in whole or in part at any time and from time to time in its sole discretion (subject to the terms of the Merger Agreement). The failure by the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

     Except as set forth in this Item 3, there are, to the knowledge of the Company, no material contracts, agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates or (ii) American Home Products, its executive officers, directors or affiliates.


ITEM 4. THE SOLICITATION OR RECOMMENDATION.


     (a) The Board of Directors has unanimously approved the Merger Agreement and the transactions contemplated thereby and determined that each of the Offer and the Merger is fair to, and in the best interests of, the shareholders of the Company. The Board of Directors unanimously recommends that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer.


     (b) For some time prior to the August 2, 1994, letter from American Home Products to the Company, the Company had been exploring possible restructuring programs to strengthen its businesses. The Company's management ("Management"), in consultation with one or both of the Company's financial advisors, Morgan Stanley & Co., Incorporated ("Morgan Stanley") and CS First Boston Corporation ("First Boston"), evaluated various potential strategic transactions with a variety of companies around the world. As a result of this process, the Company determined to pursue a transaction in which the Company would transfer to a third party certain assets used in the conduct of its human pharmaceutical and consumer health businesses in exchange for certain assets to be used in its human vaccine and animal health businesses (the "Asset Transaction").

     On July 25, 1994, John R. Stafford, Chairman, President and Chief Executive Officer of American Home Products, contacted Albert J. Costello, Chairman and Chief Executive Officer of the Company, by telephone, and suggested that he would like to meet with Mr. Costello. Mr. Costello and Mr. Stafford tentatively scheduled a meeting for August 15, 1994. On July 27, 1994, Mr. Costello received a letter from Mr. Stafford. In the letter Mr. Stafford stated in relevant part:

          I would like to suggest that you not take any definitive steps involving your pharmaceutical business before we can have a meeting. We have a keen interest in talking with you about the future of the pharmaceutical industry and how both our companies might work together to maximize shareholder value.

     On August 2, 1994, American Cyanamid received the following letter in which American Home Products made a proposal to acquire American Cyanamid for $95 a Share in cash:

                                                                  August 2, 1994

     BY FACSIMILE
     Mr. Albert J. Costello
     Chairman and Chief Executive Officer
     American Cyanamid Company
     One Cyanamid Plaza
     Wayne, New Jersey 07470

     Dear Al:

          We are writing to offer to acquire American Cyanamid Company (the "Company") in a transaction in which your stockholders would receive $95 in cash for each share of common stock. We believe our offer represents an extremely attractive opportunity for your stockholders at a price which represents a premium in excess of 50% over yesterday's closing market price of the Company's common stock (which, as you know, is already up in excess of 50% from its trading levels less than six months ago). We have been advised by our financial advisors that the offer price is at a level which both your financial advisors and stockholders should enthusiastically support.

          As I am sure you are aware, American Home Products Corporation is an important participant in the pharmaceutical industry and other healthcare and food products industries, with annual sales in excess of $8 billion. We have, as you do, a well deserved reputation for quality products and excellent customer service. We have been studying your company for quite a while and are extremely impressed with the businesses you have so ably built up. The combination of our companies would result in an enterprise with the strength and breadth required to prosper in times of uncertainty for the healthcare industry. As I have indicated to you in our earlier communications, we have been keenly interested in discussing with you opportunities for American Home Products to assist the Company in maximizing value for its stockholders.

          Given our financial strength and longstanding supportive banking relationships, we are highly confident that financing will not represent any impediment to the consummation of the transaction.

          According to recent press reports, the Company may be considering entering into a significant transaction involving its pharmaceutical operations and possibly other assets. Since any such transaction would affect our willingness to proceed with this proposed transaction, we urge you not to enter into or to agree to any significant transactions, or to take any additional defensive measures or other actions, that would adversely affect the ability of your stockholders to receive the benefits of our proposed transaction.

          Our offer is subject, among other things, to the receipt of any required regulatory approvals and third-party consents and the taking of all necessary actions to eliminate the applicability of, or to satisfy, any anti-takeover or other defensive provisions contained in the applicable corporate statutes or the Company's charter and by-laws (including the Company's poison pill). I have discussed our offer at length with the members of our senior management and with a majority of our Board members, all of whom share my enthusiasm for the proposed transaction. However, our offer remains subject to the formal approval of our Board of Directors at its scheduled meeting on August 16.

          We hope that you and your Board of Directors will view this offer as we do--an excellent opportunity for the stockholders of the Company to realize full value for their shares to an extent not likely to be available to them in the marketplace or in the context of the rumored alternative transactions. We are both prepared and desirous to enter into immediate discussions with you and your directors, management and advisors to answer any questions you have about our offer.

          We hope that you and your Board of Directors will give our offer prompt and serious consideration so that we may move forward, in our preferred course, to a negotiated transaction which can be presented to your stockholders as the joint effort of American Home Products and the Company's Board of Directors and management.

                                          Sincerely,
                                          /s/ Jack Stafford

     cc: Members of the Board of Directors of American Cyanamid Company

     On August 3, 1994, Mr. Stafford sent a second letter to Mr. Costello, which stated the following:

                                                                  August 3, 1994

     Mr. Albert J. Costello
     Chairman and Chief Executive Officer
     American Cyanamid Company
     One Cyanamid Plaza
     Wayne, NJ 07470

     Dear Al:

          Recognizing that my letter to you yesterday was formal in nature, I wanted to write to you personally to indicate my desire to conclude a friendly merger of AHP and American Cyanamid.

          I regret that events overtook our plan to meet in person later this month when I planned to discuss possible structures wherein our companies could collaborate. However, I continue to hope that we can meet to talk about how we might structure the merger of our companies on a negotiated basis.

          I am enthusiastic about the combined company our two businesses could create. Our two companies have shared associations that are valuable to both of us and, in this context, I hope that we will be able to meet as soon as possible to discuss a broader combination.

          I can be available whenever it is convenient for you, including, of course, on August 15th as we originally scheduled.

          Best regards,

                                          Sincerely,
                                          /s/ Jack

     On August 3, Management expanded the role of Morgan Stanley and First Boston to include assisting the Company in connection with its evaluation of the American Home Products proposal and to assist Management in evaluating such proposal and any strategic alternatives to the proposal that might be available to the Company.



     On August 8, 1994, the Board of Directors of the Company (the "Board") met for the purpose of receiving a report from Management and its financial and legal advisors on the American Home Products proposal, the status of the Asset Transaction and the other strategic alternatives to the American Home Products proposal being considered by Management.



     On August 10, American Home Products commenced the Offer by filing with the Securities and Exchange Commission a Tender Offer Statement on Schedule 14D-1. The same day, the Company issued a press release, which stated that the Board would meet no later than ten business days thereafter to review the Offer and urged all shareholders to take no action on the Offer until the Board had the opportunity to review the Offer and to issue a recommendation with respect thereto to the Company's shareholders.


     On the afternoon of Friday, August 12, and in anticipation of the Board's regularly scheduled August 16 meeting, Morgan Stanley contacted Gleacher & Co. Inc. ("Gleacher"), financial advisor to American Home Products. Morgan Stanley advised Gleacher that the Board would be meeting on August 16 and asked whether there were any additional matters regarding the Offer that the Board should consider at such meeting.


     Following such initial call, there were numerous calls between Morgan Stanley and Gleacher during Saturday, August 13, and between Morgan Stanley and Gleacher and the legal advisors to the Company and American Home Products on Sunday, August 14, principally in respect of the price to be paid for the Shares pursuant to the Offer. These conversations culminated in a meeting on Sunday evening, August 14, between Mr. Costello and Mr. Stafford. No agreement was reached at such meeting.


     The financial and legal advisors of the Company and American Home Products continued to have telephone discussions during Monday, August 15, 1994. On Monday afternoon, Mr. Stafford sent a letter to Mr. Costello, offering to pay $100 per Share subject to certain conditions. The full text of such letter is set forth below.

                                                                 August 15, 1994

     VIA TELECOPIER

     Mr. Albert J. Costello
     Chairman and Chief Executive Officer
     American Cyanamid Plaza
     Wayne, New Jersey 07470

     Dear Al:

          I appreciated the opportunity to meet with you yesterday to discuss our proposal to acquire American Cyanamid. I regret the apparent misunderstanding concerning the terms of an agreement which you would recommend to your Board. While we have always believed that our $95 per share offer represented a full and fair price, as I stated last night, we were willing to propose an increase of that price to $100 on the basis of our belief that such an increase would permit us to reach agreement and proceed rapidly to conclude a transaction supported by both companies.

          So that there can be no further misunderstanding, I would like to clarify our position to you and your Board. Our Board of Directors has today authorized me to advise you that we will pay $100 per share, subject to the following conditions:

             (i) the American Cyanamid Board of Directors accepts this proposal by the close of business on Tuesday, August 16; and

             (ii) a definitive merger agreement containing customary provisions for a transaction of this nature is executed by the close of business on Friday, August 19.

          If our proposal is not accepted by your Board of Directors, we will proceed with our pending tender offer at $95 per share.

          We continue to believe that our acquisition of American Cyanamid is in the best interests of the stockholders of both companies, and we would look forward to your cooperation in proceeding together to a speedy conclusion of the transaction.

          I look forward to your response.

                                          Sincerely
                                          Jack Stafford


     Following receipt of such letter, discussions continued between the financial and legal advisors to each of the Company and American Home Products. Between Monday evening and Wednesday morning, the parties negotiated the terms of the Merger Agreement, which, following its approval by the Board and the board of directors of American Home Products, was executed on Wednesday, August 17.


     At its meeting on August 16 and 17, the Board reviewed in detail the Asset Transaction, the Offer and the various alternative transactions reviewed by Management and its financial advisers, and deliberated extensively with its legal and financial advisors regarding the foregoing. At the end of the meeting, the Board determined by unanimous vote that the Offer, as revised, is fair to, and in the best interests of, the Company, its shareholders and its other constituencies and authorized the execution and delivery of the Merger Agreement.

     In making the determinations and recommendations set forth in Items 4(a) above, the Board considered a number of factors, including the following:

          (i) The terms and conditions of the Offer and the Merger Agreement.

          (ii) Presentations by Management (at the August 8, 1994, meeting, the August 16, 1994 meeting and at previous Board meetings) regarding the financial condition, results of operations, business and prospects of the Company including the prospects of the Company were it to remain independent and consummate the Asset Transaction or other alternative strategic transactions.

          (iii) The Board's belief that the Asset Transaction or reasonably likely alternative transactions were unlikely to provide values to the shareholders of the Company superior to the Offer.

          (iv) The fact that since August 2, 1994, the date American Home Products first announced its proposal to acquire the Company, there have been no indications that any other person would be willing to make a cash offer for the whole Company on terms superior to those contained in the Offer.

          (v) The trading price of the Shares over the past three years and that the $101 per Share Offer price represents a premium of approximately 60% over the closing sales price for the Shares on the New York Stock Exchange (the "NYSE") on August 1, 1994, the last trading day prior to the public announcement by American Home Products of its interest in acquiring the Company, and a premium of approximately 117% over the closing sales price for the Shares on the NYSE on March 31, 1994.

          (vi) The recommendation of Management that the Offer and Merger be approved.


          (vii) The presentations of Morgan Stanley and First Boston at the August 16 and 17 meeting and the opinions of Morgan Stanley and First Boston that, as of the date of such opinions, the consideration to be received by the Company's shareholders pursuant to the Merger Agreement is fair, from a financial point of view, to such holders. The full text of such opinions, each dated August 17, 1994, which set forth the assumptions made, the matters considered and the limitations on the review undertaken by Morgan Stanley and First Boston are attached as Exhibits 5 and 6, respectively, hereto and are incorporated herein by reference. Such opinions should be read carefully in their entirety by shareholders in conjunction with the foregoing matters.


          (viii) That the Merger Agreement permits the Company to terminate the Merger Agreement if any person shall have made a bona fide offer to acquire the Company (A) that the Board determines in its good faith judgment is more favorable to the Company's shareholders than the Offer and the Merger and (B) as a result of which the Board is obligated by its fiduciary duty under applicable law to terminate the Merger Agreement.


          (ix) The termination provisions of the Merger Agreement providing that Parent and Purchaser could be entitled to receive a fee of $100 million, as well as reimbursement of all out-of-pocket fees and expenses actually incurred by them or on their behalf in connection with the Offer, the Merger and the transactions contemplated by the Merger Agreement under certain circumstances, including the termination of the Merger Agreement by American Home Products if the Board shall have withdrawn or modified (including by amendment to this Schedule 14D-9) in a manner adverse to Purchaser its approval or recommendation of the Offer, the Merger Agreement or the Merger or shall have recommended another offer or transaction or shall have resolved to effect any of the foregoing or the termination of the Merger Agreement by the Company under the circumstances described in clause (viii) above, and reimbursement of Parent's and Purchaser's out-of-pocket fees and expenses actually incurred by them or on their behalf in connection with the Offer, the Merger and the transactions contemplated by the Merger Agreement upon the termination of the Merger Agreement by Parent in the event of a breach by the Company of its representations, warranties or covenants.


          (x) The proposed revisions to the conditions contained in the Offer, including the agreement of American Home Products to eliminate the financing condition from the revised Offer.

     The Board did not assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Board of Directors viewed its position and recommendations as being based on the totality of the information presented to and considered by it.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Company has retained Morgan Stanley to render financial advisory services to the Company with respect to the Offer and such other matters as may be agreed upon by the Company and Morgan Stanley. Pursuant to the terms of an engagement letter dated August 3, 1994, the Company has agreed to pay Morgan Stanley (a) an initial fee of $5.0 million, (b) a transaction fee of $13.0 million and (c) an incentive fee of approximately $5.8 million, based on the price to be paid per Share in excess of $95.

     The Company has also retained First Boston to render financial advisory services to the Company with respect to the Offer and such other matters as may be agreed upon by the Company and First Boston. Pursuant to the terms of an engagement letter dated August 3, 1994, the Company has agreed to pay First Boston (a) an initial fee of $3.5 million, (b) a transaction fee of $14.5 million and (c) an incentive fee of approximately $5.8 million, based on the price to be paid per Share in excess of $95.

     In the past, each of Morgan Stanley and First Boston have provided financial advisory and other services to both the Company and to American Home Products and have received fees for the rendering of these services.

     The Company has also agreed to reimburse Morgan Stanley and First Boston for their out-of-pocket expenses, including all fees and disbursements of counsel, and to indemnify Morgan Stanley and First Boston and certain related persons against certain liabilities in connection with their engagement, including certain liabilities under the federal securities laws.


     The Company has retained Georgeson & Co., Inc. ("Georgeson") to assist the Company in connection with the Offer and related matters. Such firm will receive customary compensation for its services in an amount to be agreed upon between Georgeson and the Company, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with their engagement, including certain liabilities under the federal securities laws.


     The Company has retained Kekst & Co. ("Kekst") as a public relations advisor in connection with the Offer and the Merger. Such firm will receive customary compensation for its services and reimbursement of out-of-pocket costs in connection therewith. The Company has agreed to indemnify Kekst against certain liabilities in connection with their engagement.

     Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to shareholders with respect to the Offer.


ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.



     (a) Except for transactions in the Shares described below, there have been no transactions in Shares which where effected during the past 60 days by the Company, or to the best knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company.



COMPANY EMPLOYEES SAVINGS PLAN.



     The following table sets forth the number of Shares purchased for the accounts of the following officers and directors participating in the Company's Employees Savings Plan. All Shares were purchased on the open market on July 14, 1994 and August 12, 1994 at an average price per share of $58.75 and $92.875, respectively.



                                                                                              NUMBER OF         NUMBER OF
                                                                                               SHARES            SHARES
OFFICER/DIRECTOR                                                                              (7/14/94)         (8/12/94)
- -----------------------------------------------------------------------------------------  ---------------  -----------------
F.V. AtLee...............................................................................             0                 0
D.R. Bethune.............................................................................             4                 0
A.C. Brennan.............................................................................             5                 3
A.J. Costello............................................................................             0                 0
L. Ellberger.............................................................................             8                 5
D. Lilley................................................................................             5                 5
T.D. Martin..............................................................................            11                 3
J.S. McAuliffe...........................................................................             9                 6
W.J. Murray..............................................................................            12                 3
R.T. Ritter..............................................................................             7                 4
G.J. Sella, Jr. .........................................................................             0                 0
W.A. Stiller.............................................................................             7                 4
P. W. Wood...............................................................................             7                 4



     (b) To the best knowledge of the Company, all of its executive officers, directors, affiliates or subsidiaries presently intend to tender all Shares to American Home Products pursuant to the Offer or
                                       22
to sell Shares in the open market, which are owned beneficially by such a persons, in each case, subject to and consistent with any fiduciary obligations in the case of Shares held by fiduciaries.


ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.


     (a) Except as set forth above in item 3 or in item 4(b) above, the Company is not engaged in any negotiations in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described in item 3(b) there are no transactions, board of directors resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.


ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.
STOCKHOLDER LITIGATION


     Commencing on August 3, 1994, and continuing thereafter, the following twelve putative class action complaints (collectively, the "Complaints") were filed by alleged Company stockholders in the Superior Court of New Jersey, Chancery Division (Passaic Co.): (i) Levine v. American Cyanamid Co., No. C-159-94 (N.J. Super. Ct. Ch. Div.); (ii) Fernandez v. American Cyanamid Co., No. C-160-94 (N.J. Super. Ct. Ch. Div.); (iii) Delio v. American Cyanamid Co., No. C-161-94 (N.J. Super. Ct. Ch. Div.); (iv) Miller v. American Cyanamid Co., No. C-162-94 (N.J. Super. Ct. Ch. Div.); (v) Katz v. American Cyanamid Co., No. C-163-94 (N.J. Super. Ct. Ch. Div.); (vi) Spector v. American Cyanamid Co., No. C-166-94 (N.J. Super. Ct. Ch. Div.); (vii) Seinfeld v. American Cyanamid Co., No. C-168-94 (N.J. Super. Ct. Ch. Div.); (viii) Kelly v. American Cyanamid Co., No. C-169-94 (N.J. Super. Ct. Ch. Div.); (ix) Broudy v. American Cyanamid Co., No. C-170-94 (N.J. Super. Ct. Ch. Div.); (x) Sumers v. American Cyanamid Co., No. C-171-94 (N.J. Super. Ct. Ch. Div.); (xi) Lifshitz v. American Cyanamid Co., transferred from Mercer County Docket No. C-115-94; and (xii) Gould v. American Cyanamid Co., transferred from Mercer County Docket No. C-116-94. The Complaints name the Company and several of the Company's directors (collectively, the "Defendants") as defendants.

     The Complaints generally allege that the Company's directors have violated their fiduciary duties of loyalty and fair dealing by allegedly failing to ensure the maximization of shareholder value in the sale of control of the Company, including the Company's failure to redeem its preferred stock rights plan (adopted on March 25, 1986), which purportedly makes it difficult for any potential acquiror not approved by the Defendants to obtain control of the Company. Among other things, plaintiffs seek preliminary and permanent injunctive relief which would require the directors to: (i) conduct an active auction of the company; (ii) take all appropriate steps to enhance the Company's value as an acquisition candidate; and (iii) cooperate fully with any person or entity having a "bona fide interest" in acquiring the Company. The Defendants believe the plaintiffs' allegations are without merit and intend to defend the cases vigorously.

     On August 9, 1994, and August 11, 1994, various plaintiffs filed motions with the New Jersey Superior Court, Chancery Division, seeking consolidation of the various actions referenced in the Complaints, appointment of lead counsel for plaintiffs, and expedited discovery. On August 11, 1994, the New Jersey Supreme Court, Chancery Division scheduled a hearing on plaintiffs' motion for consolidation and appointment of lead counsel for September 9, 1994.

     On August 17, 1994, plaintiffs' motion for appointment of lead counsel was granted and the Complaints were consolidated under the caption In Re American Cyanamid Company Shareholders

Litigation, Docket No. C-159-94. On August 18, 1994, the Chancery Court granted plaintiffs permission to conduct limited discovery. On August 19, 1994, plaintiffs filed a motion for leave to file an amended complaint and a motion for additional discovery.


AMERICAN HOME PRODUCTS LITIGATION


     On August 9, 1994, American Home Products and the Purchaser filed a complaint (the "AHP Complaint"), American Home Products Corp. v. American Cyanamid Company, et al., Civil Action Docket No. 94-230 P-H, in the United States District Court for the Southern District of Maine against the Company and various Directors (collectively, the "Defendants"). The AHP Complaint generally alleged that the Company's directors had violated their fiduciary duties of loyalty and fair dealing by allegedly failing to ensure the maximization of shareholder value in the sale of control of the Company to American Home Products. Among other things, the AHP Complaint sought declaratory and injunctive relief concerning (i) the constitutionality of the Maine Business Combination Act; (ii) the applicability of similar legislation adopted by states other than Maine; and (iii) the legality of a number of measures in the Company's Charter and By-Laws and of alleged conduct through which the Maine Defendants purportedly seek to block the sale of the Company to American Home Products or the Purchaser. Pursuant to the Merger Agreement, American Home Products has agreed to use its best efforts to obtain a dismissal of this action, and on August 17, 1994, American Home Products filed with the court a notice of dismissal without prejudice of all claims against the Company without costs to any party.



ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.


     The following exhibits are filed herewith:


Exhibit 1--Joint Press Release of the Company and Parent, dated August 17, 1994
           (previously filed as Exhibit 20.1 to the Company's Report as Form 8-K dated August 18, 1994).


Exhibit 2--Pages 7 through 11, 14 through 21 and 24 through 29 of the Company's
           Proxy Statement dated March 8, 1994 for its 1994 Annual Meeting of Shareholders.


Exhibit 3--Amendment, dated August 17, 1994, to the By-Laws of the Company.


Exhibit 4--Agreement and Plan of Merger, dated August 17, 1994, among the
           Company, Parent and the Purchaser.

Exhibit 5--Opinion of Morgan Stanley & Co., Incorporated, dated August 17, 1994.

Exhibit 6--Opinion of CS First Boston Corporation, dated August 17, 1994.

Exhibit 7--Letter to Shareholders of the Company.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          AMERICAN CYANAMID COMPANY


                                                By: /s/ JOSEPH S. MCAULIFFE

                                              ..................................


                                              Name: Joseph S. McAuliffe
                                            Title:  Vice President and General
                                              Counsel


Dated: August 23, 1994

                                                                         ANNEX I

                           AMERICAN CYANAMID COMPANY
                               ONE CYANAMID PLAZA
                            WAYNE, NEW JERSEY 07470
                INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER
                            ------------------------


     This Information Statement is being mailed on or about August 23, 1994, as part of American Cyanamid Company's (the "Company") Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the revised tender offer by AC Acquisition Corp. (the "Schedule 14D-9") to the holders of record of the Company's Common Stock, $5.00 par value ("Common Stock"). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the
Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by AC Acquisition Corp. to a majority of the seats on the Board. The Merger Agreement provides that AC Acquisition Corp., upon purchase of Shares pursuant to the Offer, shall be entitled to designate up to such number of directors, rounded up to the next whole number, on the Board as will give AC Acquisition Corp. representation on the Board equal to the product of the total number of directors on the Board (after giving effect to the directors to be elected pursuant to the Merger Agreement) and the percentage that the aggregate number of shares of Common Stock beneficially owned by AC Acquisition Corp. or any affiliate bears to the total number of outstanding shares of Common Stock of the Company then outstanding, and that the Company promptly take all action necessary to cause AC Acquisition Corp. designees to be so elected including, either increasing the size of the Board or securing the resignation of such number of directors, or both. The Merger Agreement further provides that, at such times and subject to the agreement set forth in the next sentence, the Company will use its best efforts to cause persons designated by AC Acquisition Corp. to constitute the same percentage as is on the Board of (i) each committee of the Board, (ii) each board of directors of each domestic subsidiary of the company and (iii) each committee of each such board, in each case only to the extent permitted by law. The Merger Agreement further provides that, notwithstanding the foregoing, the Company shall use its best efforts to ensure that all members of the Board and such boards and committees as of the date of the Merger Agreement who are not employees of the company shall remain members of the Board until AC Acquisition Corp. acquires a majority of the outstanding shares. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.


     You are urged to read this Information Statement carefully. You are not, however, required to take any action.


     Pursuant to the Merger Agreement, on August 23, 1994, AC Acquisition Corp. revised its Offer to Purchase dated August 10, 1994. The Offer is scheduled to expire at 12:00 midnight, New York City time, on September 14, 1994, at which time, if all conditions to the Offer have been satisfied or waived, AC Acquisition Corp. has informed the Company that it intends to purchase all of the Shares validly tendered pursuant to the Offer and not properly withdrawn.


     The information contained in this Information Statement concerning AC Acquisition Corp. and American Home Products has been furnished to the Company by American Home Products and the Company assumes no responsibility for the accuracy, completeness or fairness of any such information.

     AC Acquisition Corp. has informed the Company that it currently intends to choose the designees (the "Acquisition Designees") it has the right to designate to the Board pursuant to the Merger

Agreement from the officers of American Home Products listed in Schedule I of the Offer to Purchase, a copy of which is being mailed to shareholders. The information with respect to such officers in Schedule I is hereby incorporated herein by reference in its entirety. As of August 23, 1994, the ages of each of such officers are as follows: John R. Stafford--56, Robert G. Blount--55, Stanley F. Barshay-- 54, Louis L. Hoynes, Jr.--58, Joseph J. Carr--51, Fred Hassan--48, John R. Considine--44, Rene R. Lewin--48 and Thomas M. Nee--54.

     It is expected that the Acquisition Designees may assume office at any time following the purchase by AC Acquisition Corp. of a specified minimum number of Shares pursuant to the Offer, which purchase cannot be earlier than September 14, 1994, and that, upon assuming office, the Acquisition Designees will thereafter constitute at least a majority of the Board. This step will be accomplished at a meeting or by written consent of the Board providing that the size of the Board will be increased and/or sufficient numbers of current directors will resign such that, immediately following such action, the number of vacancies to be filled by the Acquisition Designees will constitute at least a majority of the available positions on the Board. It is currently not known which of the current directors of the Company will resign. AC Acquisition Corp. has informed the Company that each of the officers listed in Schedule I of the Offer to Purchase has consented to act as a director of the Company, if so designated.

     None of the executive officers and directors of American Home Products or AC Acquisition Corp. currently is a director of, or holds any position with, the Company. The Company has been advised that, to the best knowledge of American Home Products and AC Acquisition Corp., none of American Home Products' or AC Acquisition Corp.'s directors, executive officers, affiliates or associates beneficially owns any equity securities, or rights to acquire any equity securities, of the Company and none has been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC").

                    INFORMATION WITH RESPECT TO THE COMPANY

     As of August 12, 1994, there were issued and outstanding 90,832,206 shares of Common Stock, each of which entitles the holder to one vote.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

GENERAL

     The Restated Articles of Incorporation of the Company provide that the Board of Directors of the Company shall consist of nine to seventeen members, with the exact number of directors within such minimum and maximum to be determined by the Board of Directors. The Board of Directors currently consists of 11 members.

ACQUISITION DESIGNEES

     It is expected that the Acquisition Designees may assume office at any time following the purchase by AC Acquisition Corp. of a specified minimum number of shares pursuant to the Offer and that, upon assuming office, the Acquisition Designees will thereafter constitute at least a majority of the Board.

CURRENT DIRECTORS

     The persons named below are the current members of the Board. The following sets forth as to each director, his or her age and principal occupation and business experience, and the period during which each has served as a director of the Company.

     Frank V. AtLee, age 54, is President of the Company and a member of the Executive Committee. He was elected President in 1993. Mr. AtLee became a director in 1990.

     Albert J. Costello, age 58, is Chairman of the Board and Chief Executive Officer of the Company, and is Chairman of the Executive Committee. He was elected Chairman of the Board and Chief Executive Officer in 1993. Mr. Costello served as President of the Company from 1990 through 1993. He became a director in 1990. He is also a director of Cytec Industries Inc.

     David M. Culver, age 69, is Chairman, CAI Capital Corporation in Montreal, Quebec, Canada. He was a director and the Chairman and Chief Executive Officer of Alcan Aluminum Limited until his retirement in June 1989. Mr. Culver became a director of the Company in 1980, and is a member of the Compensation Committee and Chairman of the Audit Committee. He is also a director of American Express Company, Lehman Brothers Holdings, Inc., and The Seagram Company Ltd.

     Allan R. Dragone, age 68, is Chairman, The New York Racing Association Inc. He retired in 1990 as Chairman of Arcadian Corporation, a fertilizer consortium. Prior to that Mr. Dragone served as president and chief executive officer of Akzo America, Inc. He was reelected to the Board in 1991, having previously served as a director of the Company from February 1984 to August 1986. He is a member of the Audit, Compensation and Nominating Committees. He is also a director of Arcadian Corporation, General Waterworks Corporation and Wellman, Inc.

     Ronald Halstead, age 67, was Chairman of the Beecham Group p.l.c., from 1984 to 1985. Prior to that he was employed by Beecham in a variety of managerial and executive positions. He became a director of the Company in 1986 and is a member of the Audit, Nominating and Public Responsibility Committees. He is also a director of British Steel p.l.c., Gestetner Holdings p.l.c., and Laurentian Financial Group p.l.c.


     Arnold J. Levine, age 55, is Chairman of the Department of Molecular Biology and Harry C. Weiss Professor of Life Sciences in the Department of Molecular Biology at Princeton University. From 1979 to 1984, he was Chairman and Professor of the Department of Microbiology of the School of Medicine, State University of New York at Stony Brook. Dr. Levine became a director in 1988, and is a member of the Nominating, Pension and Public Responsibility Committees. He is also a director of DNX Corporation.



     Paul W. MacAvoy, age 60, has been the Williams Brothers Professor of Management Studies at Yale University since 1992. He had been Dean of the School of Organization and Management at Yale University, and Dean and John M. Olin Professor of Public Policy and Business Administration at The William E. Simon Graduate School of Business Administration at the University of Rochester, a member of the President's Council of Economic Advisors during the Johnson Administration, and a professor at the Sloan School of Management at the Massachusetts Institute of Technology. He was reelected to the Board of Directors in 1986, having previously served as a director of the Company from August 1977 to July 1980. He is Chairman of the Nominating Committee and a member of the Pension and Public Responsibility Committees. He is also a director of Chase Manhattan Bank, Chase Manhattan Corporation, Alumax Corporation and Lafarge Corporation.


     Vincent T. Marchesi, age 58, is Director of the Yale Center for Molecular Medicine and Professor of Pathology, Biology and Cell Biology at the Yale University School of Medicine. From 1973 to 1989, he was the Anthony N. Brady Professor of Pathology and Professor of Cell Biology and Chairman of the Department of Pathology at Yale University School of Medicine. Dr. Marchesi became a director in 1992, and is a member of the Audit and Nominating Committees.

     George J. Sella, Jr., age 65, retired as Chairman of the Board and Chief Executive Officer of the Company in 1993. He became a director in 1977, and is Chairman of the Pension Committee and a member of the Public Responsibility Committee. Mr. Sella is also a director of Union Camp Corporation, The Equitable Companies Incorporated and The Equitable Life Assurance Society of the United States.

     Morris Tanenbaum, age 65, retired in 1991 as a Director and Vice Chairman of the Board of Directors and Chief Financial Officer of American Telephone and Telegraph Company, having previously served in various other executive capacities with that company and its subsidiary companies. He became a director of the Company in February 1982, and is Chairman of the Compensation Committee and a member of the Audit Committee. He is also a director of American Electric Power Company, Inc. and Cabot Corporation.

     Anne Wexler, age 64, is Chairman of The Wexler Group, consultants in Washington, D.C., specializing in government relations and public policy, and Vice Chairman of its parent, Hill and Knowlton. Ms. Wexler served as Assistant to President Carter for Public Liaison and, prior to that, as Deputy Under Secretary of Commerce. She became a director in 1987, and is Chairman of the Public Responsibility Committee and a member of the Audit Committee. She is also a director of the Comcast Corporation, Continental Corporation, Dreyfus Index Fund and New England Electric System.

BOARD MEETINGS AND COMMITTEES

     The Board of Directors of American Cyanamid Company has held seven meetings in 1994 and presently consists of 11 members, 2 of whom are officers of the Corporation.


     In 1994, the Board of Directors had five standing committees that dealt with special responsibilities. No director attended less than 75 percent of both Board and Committee meetings held during 1994. Following are brief descriptions of each Committee, the frequency of its meetings and its composition in 1994.


     The Audit Committee, which held two meetings during 1994, is comprised entirely of outside directors. It considers the adequacy of the Company's internal controls, the scope, approach, effectiveness and recommendations of the audit performed by the independent accountants; determines and prescribes limits upon the types of non-audit professional services that may be provided by the independent accountants without adverse effect on the independence of such accountants; recommends the appointment of independent accountants; considers the scope, approach and effectiveness of the Company's Operations Audit Department; and considers significant accounting methods adopted or proposed to be adopted.

     The Compensation Committee, which held five meetings in 1994, is comprised entirely of outside directors. It determines the salaries of the Company's officers, administers several compensation plans and makes recommendations thereunder, and passes on all forms of remuneration affecting the Company's senior management. See "Executive Compensation" for further details.

     The Nominating Committee, which held one meeting in 1994, is comprised entirely of outside directors. It considers and makes recommendations to the Board of persons to be nominated for election as directors by the shareholders and to be elected by the Board to fill vacancies that arise between annual meetings of shareholders. In addition to its own efforts to locate outstanding nominees for the Board, such committee considers nominees recommended by shareholders.

     The Pension Committee, which held one meeting in 1994, establishes policies, standards, limitations and guidelines governing the Committee on Investment of Pension Funds (which oversees investments of the Company's funded benefit plans) and reviews the actions taken by such Committee.

     The Public Responsibility Committee, which held no meetings in 1994, reviews, monitors and, as it deems appropriate, advises the Board with respect to those Company policies and practices which may affect the operation or reputation of the Company in areas which include, but are not limited to, occupational safety and health, environmental affairs, equal employment opportunity, philanthropy, consumer issues and governmental relations.

DIRECTORS' COMPENSATION

     Directors who are employees are not entitled to extra compensation by reason of their directorships or their attendance at meetings of the Board, any committee thereof, or of the shareholders. Directors who are not employees of the Company or of any of its subsidiaries are paid a retainer of $20,000 per year. Such directors also receive annual retainers while chairmen ($4,000 each, except Nominating, $2,000) or members ($2,000 each, except Nominating, $1,000) of committees of the Board. Each director is also paid a fee of $1,000 for attendance at a meeting of the Board and the committee meetings on the same day, and $500 for attendance on any other day at committee meetings or at a meeting of shareholders.

     Pursuant to the Restricted and Deferred Stock Plan for Non-Employee Directors, non-employee directors receive an annual grant of 200 shares of Common Stock on the date of each annual meeting of shareholders, either in the form of restricted stock (with restrictions lapsing after the next annual meeting) or as deferred stock (with restrictions lapsing after the next annual meeting, but which is distributed in the year following termination of Board service). A person who becomes a non-employee director between annual meetings will receive a pro-rated grant, but if a grant would be less than 40 shares no grant will be made.

     Under an arrangement available to all non-employee directors, compensation for services as a director may be deferred until after retirement from the Board, when it will be paid together with interest equivalents accrued at the prime lending rate during the period of deferral. No director deferred his or her director's fees in 1993 under such arrangement.


     Under the Non-Employee Directors Retirement Plan, a person who has both been a director and not been an employee for at least thirty-six months is entitled, upon termination of membership on the Board of Directors at retirement age (as determined under policies of the Board from time to time) or for other reasons contemplated by the Plan (including circumstances related to a 'change in control', as defined), to an annual benefit equal to the then current retainer paid to non-employee directors (exclusive of retainers paid for chairmanship of or membership on any committee of the Board) plus the value of the most recent grant under the Restricted and Deferred Stock Plan for Non-Employee Directors, in quarterly installments for a period of time equal to the number of calendar quarters (not in excess of 40) during which such person was a director and not an employee of the Company or any subsidiary. This unfunded plan has a related "Rabbi" trust which is not funded. The Company has no current plans for funding this trust.


     Other personal benefit-type compensation for the entire group of directors and officers is not individually significant or reportable.

BOARD COMPENSATION COMMITTEE REPORT

     The Company's executive compensation policies for its officers are part of its Salary Administration Program which is applicable to all salaried employees. Under this Program, it is solely the responsibility of the Compensation Committee of the Board of Directors, which is comprised entirely of outside directors, to set an officer's annual compensation by determining his or her base salary and short-term and long-term target incentive levels and actual incentive payments. The Compensation Committee believes that the Company's competition for executive talent is not limited to those companies identified in the Performance Graph as the combined indices of Standard & Poor's Healthcare Diversified Index and Chemicals Index. In order to ensure that the Company's compensation levels are competitive, the Company uses both peer group surveys and surveys provided by independent compensation consultants such as TPF&C, a Towers Perrin Company, to determine the market criteria for its officers. The consultant surveys include executive compensation surveys for companies with sales of $3 billion to $6 billion and pharmaceutical/consumer goods surveys. The sixteen companies in the peer group (other than the Company) that are surveyed individually were selected by the Compensation Committee because they are major competitors in the pharmaceutical and agricultural chemical industries: Abbott Laboratories, Bristol-Myers Squibb Company, Ciba-Geigy Corporation, E. I. du Pont de Nemours and Company, Eli Lilly and Company, Glaxo Inc., Johnson & Johnson, Merck and Co., Inc., Monsanto Company, Pfizer Inc., Rhone-Poulenc Rorer Inc., Schering-Plough Corporation, SmithKline Beecham Corporation, The Upjohn Company, Warner-Lambert Company, and Wyeth-Ayerst Laboratories. Survey data is analyzed and the entire compensation structure for each officer is measured to ensure peer competitiveness. Once these market criteria have been determined, the objective of the Compensation Committee is to ensure that executive compensation is closely tied to shareholder value. To achieve that objective, the Committee sets base salary somewhat below the average of its surveys and uses an incentive structure that provides above average compensation for excellent growth in shareholder value and below average compensation for less than average growth. The Committee takes into consideration the recommendations of an outside expert on compensation matters and the recommendations of management. This places more emphasis on the incentive portion of the compensation plan.


BASE SALARY

     In determining base salary under the Salary Administration Program, each position in the Company is assigned a "job level" and each level is assigned a range of base salaries, based on the average paid base salary rates in the competitor comparison described above, with base salary midpoints being set somewhat below the average of the competitor group. Individual salary within the range is a function of experience and performance. The Compensation Committee considers the competitiveness of the entire compensation package when determining base salary ranges. A major element of this determination is the base salary ranges of the competitor companies. Individual performance is not weighed in setting base salary ranges. The determination of individual salaries for the named executive officers within these ranges is based upon competitive data and the individual executive's contributions.

ANNUAL INCENTIVE COMPENSATION

     The Salary Administration program also provides short-term incentives in the form of annual cash incentives. The target level for the annual incentives is set as a percentage of individual salary for each eligible employee. This percentage increases as the job level increases; thus, for higher level employees, such as officers, annual incentives will constitute a greater portion of total compensation. As in the case of base salary, the target levels for named executive officers and other members of the executive group are set somewhat below the average of the competitor group for average performance with the opportunity to earn well above the average for above average performance. This places emphasis on excellent performance. The actual amount of a named executive officer's current annual incentive is determined by the Compensation Committee based on an evaluation of individual performance, which would include the achievement of established budget targets, the development of personnel, the achievement of strategic management goals, new product introductions and the extent to which earning objectives have been met. Once an individual's annual incentive has been determined, it is subject to an overall company wide adjustment directly relating to the extent to which the Company met, exceeded or fell short of its overall earnings per share target for compensation purposes as set each year by the Compensation Committee. Annual incentives may range from 0 to 200% of target based upon successfully achieving pre-determined goals and individual performance. If a named executive officer's performance fails to meet minimum requirements, he or she will receive no annual incentive. The Compensation Committee has the power to adjust the earnings per share target upward or downward. Its policy is to do so only in consideration of unusual events not related solely to current year operations.

In 1993, earnings per share targets were adjusted for both the annual incentive plan and the long-term incentive plan (as described below) to exclude the financial impact of (i) the cumulative effect of accounting changes pertaining to adoption by the Company of Statement of Financial Accounting Standards No. 106, "Employer's Accounting for Postretirement Benefits Other Than Pensions" and Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes"; (ii) the global, company-wide restructuring of the Company's businesses, primarily the medical business; (iii) discontinued operations related to the spin-off of the Company's chemicals and plant food businesses and (iv) the one-time costs and charges associated with transactional matters such as the write-off of acquired in-process research and development resulting from the acquisition of 53.5% of Immunex Corporation.

LONG-TERM INCENTIVE COMPENSATION

     The long-term portion of incentive compensation consists of performance allotments denominated in dollars and stock option grants. Performance allotment target levels for named executive officers and other members of the executive group are set somewhat below the average of the competitor group, again to place emphasis on excellent performance. The payout of performance allotments is determined solely by the extent to which the Company's earnings growth over a four-year performance period (currently as measured by earnings per share in the fourth year) meets, exceeds or falls short of performance targets established by the Compensation Committee at the beginning of the performance period. To provide incentives for outstanding performance, awards of performance allotments may range from 0 to 200% of target based solely upon earnings per share achievement in the fourth year of the performance period. The payout of performance allotments will only be made provided the named executive officer or other member of the executive group remains an employee for the entire performance period, unless the Compensation Committee determines otherwise.

     The named executive officers and other key employees also receive annual grants of stock options covering the Company's Common Stock. The number of options granted is based upon a valuation of option grants by competitor companies and is set somewhat below the average of the competitor group. The price of the option is based on the market price at the date of grant and the number of option s granted is determined by the individual's job level. The extent to which the individual realizes any gain is, therefore, directly related to increases in the price of the Company's Common Stock and hence, the increase in shareholder value, during the period of the option.


     The Company will present to the shareholders a proposal to amend the Incentive Compensation Plan to grant performance shares instead of dollar amounts. In the event the Amendment to the Incentive Compensation Plan is not approved by the shareholders the Company will continue to use targets based on dollar amounts to named executive officers and other members of the executive group under the current plan.*



     The Omnibus Budget Reconciliation Act of 1993 added Section 162(m) to the Internal Revenue Code. Section 162(m) limits the deductibility of compensation paid to top executives of public companies to $1,000,000, unless it is directly tied to specific performance goals previously approved by shareholders. This cap applies to all compensation paid in taxable years beginning on or after January 1, 1994. The transition rules applicable to Section 162(m) provide transition relief to plans already approved by shareholders. This transition relief will last until the date the plan is materially modified, the date it expires, the date all the stock is issued under it or the first shareholder meeting after December 31, 1996.


- ---------------


* Subsequent to the issuance of this Compensation Committee Report, on April 18, 1994 the shareholders approved this proposal.

     The Company has not determined whether to exempt either base salary or annual cash incentive from Section 162(m) of the Internal Revenue Code. It is not anticipated that base salary and annual cash incentive of any of the named executive officers will exceed $1,000,000 in 1994. The Company believes that its stock option and long-term incentive plans comply with the transition rules applicable to Section 162(m).

     In determining Mr. Costello's base salary for 1993, the Compensation Committee set his salary in the lowest quartile of the peer group companies previously specified because of his recent promotion and short tenure in the position.

     Each year, the Compensation Committee establishes a corporate earnings per share objective for the purpose of determining annual current incentive compensation for named executive officers and other key employees. (The five-year history of the earnings per share actually achieved is detailed in the Performance Graph section.) At year's end, performance against this and other non-financial objectives such as progress in accomplishing strategic restructuring plans is evaluated by the Compensation Committee for the Chief Executive Officer and each of the named executive officers.

     For 1993, the Compensation Committee determined that the major performance objectives have been met or exceeded by the Chief Executive Officer and the other named executive officers. These objectives included the spin-off of the Company's chemicals and plant food business by distributing all the outstanding shares of Common Stock of Cytec Industries Inc., the acquisition of 53.5% of Immunex Corporation, the acquisition of Shell Petroleum Company Limited international crop protection business, initiation of the strategic restructuring of the Company's businesses, primarily the medical business, and substantially meeting budgeted continuing operations objectives even in a difficult economic environment. As a result annual incentive compensation was awarded to the Chief Executive Officer in the amount of 103% of target and for other named executive officers between 103% and 124% of target. All named executive officers (and all other persons receiving performance allotment payout) received a performance allotment payout at 75% of target as detailed in the Summary Compensation Table. The below target payout was the result of lower earnings than the objective that had been established at the time of grant
(1990). Options granted in early 1993 were based upon the competitor surveys and are detailed in the Summary Compensation Table.


                                          Compensation Committee
                                          David M. Culver
                                          Allan R. Dragone
                                          Morris Tanenbaum, Chairman
                                          March 8, 1994

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


     The following table sets forth data regarding two shareholders that, according to information available to the Company, are each holders of more than 5% of the shares of Common Stock of the Company.*



                                                                                             AMOUNT OF   PERCENT OF
     NAME AND ADDRESS                                                                        OWNERSHIP      CLASS
- ------------------------------------------------------------------------------------------  -----------  -----------
FMR Corp..................................................................................    9,039,324       10.07%
82 Devonshire Street
  Boston, MA 02109
Capital Group Inc.........................................................................    5,971,150        6.64%
333 South Hope Street
  Los Angeles, CA 90071


     The following table sets forth the shares of the Company's Common Stock held beneficially, directly or indirectly, by each director or the named executive officers, and by all directors and executive officers as a group.


                                                                                            SHARES ACQUIRABLE
                                                     SHARES BENEFICIALLY OWNED              WITHIN 60 DAYS OF
                                                     (EXCLUDING STOCK OPTIONS)             JUNE 30, 1994, UPON
     NAME                                               AS OF JUNE 30, 1994                EXERCISE OF OPTIONS
- --------------------------------------------  ----------------------------------------  -------------------------
F. V. AtLee.................................                         31,386(1)(3)                   62,624(3)
D. R. Bethune...............................                          7,714(1)(3)                   26,188(3)
A. J. Costello..............................                         39,097(1)(3)                   82,367(3)
D. M. Culver................................                          1,489(2)                          --
A. R. Dragone...............................                            800(2)                          --
R. Halstead.................................                          2,089(2)                          --
A. J. Levine................................                          1,209(2)(3)                       --
P. W. MacAvoy...............................                          2,034(2)(3)                       --
V. T. Marchesi..............................                            593(2)(3)                       --
T. D. Martin................................                          4,045(1)(3)                   26,420(3)
W. J. Murray................................                         10,755(1)                      25,586(3)
G. J. Sella, Jr.............................                         72,541(1)(2)(3)               166,663(3)
M. Tanenbaum................................                          1,989(2)                          --
A. Wexler...................................                          1,695(2)(3)                       --
All directors and officers as a group (22
persons)(4).................................                        196,799(1)(2)(3)               478,851(3)


- ---------------

(1) Included as beneficially owned are shares held subject to restrictions to assure compliance with certain conditions in the Incentive Compensation Plan of the Company (G. J. Sella, Jr., 1,100; all directors and officers as a group, 1,100); shares held in trust pursuant to the Company's Employees Savings Plan, as to which shares the nominee possesses the right to vote (F.
    V. AtLee, 2,723; D. R. Bethune, 589; A. J. Costello, 2,517; T. D. Martin, 507; W. J. Murray, 1,285; G. J. Sella, Jr., 5,569; all directors and officers as a group, 18,582). Also included are rights to receive certain shares in installments after retirement. The distribution of those shares may be accelerated even during employment or in extraordinary circumstances in the discretion of the Compensation Committee (F. V. AtLee, 28,663; D. R. Bethune, 7,111; A. J. Costello, 23,535; T. D. Martin, 3,538; W. J. Murray, 8,582; G. J. Sella, Jr., 42,883; all directors and officers as a group, 123,308).

(2) Included as shares beneficially owned are an aggregate of 1,400 restricted shares and 400 deferred shares granted to non-employee directors under the Company's Restricted and Deferred Stock Plan for Non-Employee Directors.

(3) Including adjustments to the price and number of options covering shares as of December 28, 1993 to reflect the Company's spin-off of Cytec Industries Inc. as a dividend to Company Shareholders.


(4) The directors and officers as a group do not own more than 1% of the Shares.


- ---------------
(*) This information is based upon a Schedule 13G dated August 3, 1994, filed by FMR Corp. and a Schedule 13G dated February 10, 1994, filed by Capital Research and Management Company. FMR Corp. has sole voting power over 660,148 shares, shared voting power over 4,000 shares, sole dispositive power over 9,039,324 shares, and shared dispositive power over 4,000 shares. The Capital Group Inc. has sole voting power over 44,850 shares and sole dispositive power 5,971,150 shares.

PERFORMANCE GRAPH


     The performance graph compares the yearly cumulative total shareholder return on the Company's Common Stock with the yearly cumulative total shareholder return for (a) the Standard & Poor's 500 Composite Index (S&P 500) and (b) the combined indices of Standard & Poor's Healthcare Diversified Index (consisting of Abbott Laboratories, American Cyanamid Company, American Home Products Corporation, Bristol-Myers Squibb Company, Imcera Group Inc., Johnson & Johnson and Warner-Lambert Company) and Chemicals Index (consisting of Air Products and Chemicals, Inc., Dow Chemical Company, E.I. du Pont de Nemours and Company, the B.F. Goodrich Company, Hercules Incorporated, Monsanto Company, NL Industries, Praxair, Inc., Quantum Chemical Corporation, Rohm and Haas Company and Union Carbide Corporation), weighted according to stock market capitalization as of each measure point for the members of the combined group, for the period beginning January 1, 1989 through December 31, 1993. The companies in the combined indices reflect both the diversified health care and chemical aspects of the Company's business during the period 1988-1993.


                              [PERFORMANCE GRAPH]

American Cyanamid..................     100         118          118          149          136          123
S&P 500............................     100         133          128          166          179          197
Combined S&P Healthcare Diversified
  and Chemicals Indices............     100         132          140          199          185          187
                                       BASE      12/31/89     12/31/90     12/31/91     12/31/92     12/31/93

                  AMERICAN CYANAMID COMPANY CUMULATIVE GROWTH
                IN EARNINGS PER SHARE FROM CONTINUING OPERATIONS
                           (1988 = 100 OR $2.30 EPS)

AVERAGE ANNUAL GROWTH RATE. 1988-93=11.0%. REFLECTS GROWTH IN EPS FROM CONTINUING OPERATIONS USING 1988 AS THE BASE YEAR. SPECIAL COSTS OF M$512 NET AFTER TAX, EQUIVALENT TO $5.69 EPS ASSOCIATED WITH THE WRITE-OFF OF ACQUIRED IMMUNEX IN-PROCESS RESEARCH AND DEVELOPMENT AND THE GLOBAL COMPANY-WIDE RESTRUCTURING PROGRAM HAVE BEEN ADDED BACK TO 1993 EPS FROM CONTINUING OPERATIONS. SPECIAL COSTS OF M$67 NET AFTER TAX, EQUIVALENT TO $0.70 EPS, ASSOCIATED WITH PLANS TO CURTAIL AND CONSOLIDATE CERTAIN PRODUCT LINES
AND FOR INCREASED ENVIRONMENTAL REMEDIATION, HAVE BEEN ADDED BACK TO
1990. EPS FROM CONTINUING OPERATIONS.

                          [GROWTH GRAPH--DESCRIBED IN
                                CAPTION BELOW]


     The above graph compares the Company's growth in earnings per share from continuing operations with the investment performance of the Company's Common Stock versus the S&P 500 and the Standard & Poor's Healthcare Diversified Index and Chemicals Index combined over the five-year period, 1989 to 1993. The performance graph assumes that $100 was invested on January 1, 1989, at the prior day's closing market price, in Company Common Stock and in each of the Standard & Poor's indices. The graph shows that while the Company's earnings per share from continuing operations have grown 68% during that period, the total return which includes the change in stock price on the $100 investment has grown only 23%. The comparison demonstrates that the Company's strong earnings performance is not reflected in the market's valuation of its common stock.

     Through the end of 1993, the Company continued to emerge from a history of operating businesses with lower rates of profitability than many companies included in its comparative index.

     During 1993, the Company announced several significant strategic decisions, each designed to more firmly establish the Company in the life sciences business. In June 1993, the Company acquired a 53.5% equity interest in Immunex Corporation. In August, the Company announced its intention to acquire the international agricultural business of Shell, and in December, finalized the bulk of this transaction. In October, the Company announced a global restructuring program, primarily in the medical business. Finally, in December, the Company substantially completed the spin-off of its chemical business as Cytec Industries Inc. to the Company's shareholders. The distribution of Cytec shares to Company shareholders actually took place in January 1994, completing the Company's transition to the life sciences.

EXECUTIVE COMPENSATION

     The following tabulation summarizes compensation paid to the Chief Executive Officer (CEO) and the four other most highly compensated executive officers for services rendered in all capacities in 1991, 1992 and 1993 to the Company and its subsidiaries:

                           SUMMARY COMPENSATION TABLE


                                                                              LONG-TERM COMPENSATION
                                                                     ----------------------------------------
                                                                               AWARDS               PAYOUTS
                                                    ANNUAL           ---------------------------  -----------
                                              COMPENSATION(1)(2)     RESTRICTED     SECURITIES     LONG-TERM
           NAME AND                        ------------------------     STOCK       UNDERLYING     INCENTIVE      ALL OTHER
      PRINCIPAL POSITION          YEAR       SALARY        BONUS      AWARDS(3)    OPTIONS/SARS     PAYOUTS     COMPENSATION(4)
- ------------------------------  ---------  -----------  -----------  -----------  --------------  -----------  ---------------
A.J. Costello
  Chairman and CEO............       1993  $   525,000  $   329,649   $       0         43,500    $   214,190     $   7,075
  President...................       1992  $   450,000  $   300,971   $       0         18,278    $   278,025     $   6,866
  President...................       1991  $   410,000  $   261,117   $       0         18,500    $   205,206
F.V. AtLee
  President...................       1993  $   443,750  $   260,197   $       0         20,900    $   145,196     $   7,075
  Executive Vice President....       1992  $   408,333  $   266,097   $       0         11,206    $   221,100     $   6,866
  Executive Vice President....       1991  $   383,333  $   218,617   $       0         11,400    $   258,375
D.R. Bethune(5)
  Group Vice President........       1993  $   325,000  $   156,660   $       0          7,600    $    84,985     $   7,075
  Group Vice President........       1992  $   300,000  $   146,558   $       0          4,570    $   143,963     $   6,866
T.D. Martin
  Vice President and CFO......       1993  $   255,750  $   121,771   $       0          7,600    $    80,954     $   7,075
  Vice President and CFO......       1992  $   240,750  $   127,531   $       0          6,637    $   121,688     $   6,866
  Vice President and CFO......       1991  $   255,917  $   116,961   $       0          6,700    $    91,152
W.J. Murray(5)
  Group Vice President........       1993  $   245,000  $   139,572   $       0          7,600    $    80,860     $   7,075
  Group Vice President........       1992  $   206,250  $    95,082   $       0          4,134    $   134,063     $   6,187
G.J. Sella, Jr.(6)
  Retired Chairman and CEO....       1993  $   225,000  $   141,559   $       0              0    $   328,125     $   6,746
  Chairman and CEO............       1992  $   808,333  $   625,771   $       0         34,800    $   544,500     $   6,866
  Chairman and CEO............       1991  $   781,250  $   528,120   $       0         28,700    $   616,125


                                                   (Footnotes on following page)

(Footnotes for preceding page)

- ---------------
(1) Includes amounts earned in fiscal year, whether or not deferred.

(2) There was no disclosable "Other Annual Compensation" paid, payable or accrued to any of the named executive officers during 1993, except for Mr. Sella, who has imputed income of $80,043 attributable to off-site office expenses incurred after his retirement.

(3) No restricted stock was granted in 1991, 1992 or 1993. None of the named executive officers holds restricted stock, except for Mr. Sella who holds 1,140 shares, all of which were awarded in 1968, 1969 and 1970. The value of the restricted stock as of the end of the last completed fiscal year is $14,953. The restricted stock does not carry nor is it entitled to the payment of any dividend (other than dividends in common stock of the Company).

(4) The amount listed for each named executive officer consists entirely of Company matching contributions to the Employees Savings Plan.

(5) Messrs. Bethune and Murray were elected executive officers of the Company in 1992.

(6) Mr. Sella retired as Chairman of the Board and Chief Executive Officer of
    the Company on     March 31, 1993.

     The following tabulation shows, as to the named executive officers and as to the shareholders, information with respect to stock options, all of which were granted with stock appreciation rights in tandem therewith:

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                                                                        POTENTIAL REALIZATION VALUE
                             NUMBER OF       % OF TOTAL                                 AT ASSUMED ANNUAL RATES OF
                            SECURITIES      OPTIONS/SARs                                 STOCK PRICE APPRECIATION
                            UNDERLYING       GRANTED TO      EXERCISE OR                      FOR OPTION TERM
                           OPTIONS/SARs     EMPLOYEES IN     BASE PRICE    EXPIRATION   ---------------------------
    NAME                    GRANTED(1)     FISCAL YEAR(2)      ($/SH)         DATE         0%             5%
- -------------------------  -------------  -----------------  -----------  ------------  ---------  ----------------
A.J. Costello............       43,500             4.63%      $   52.00      4/19/2003  $       0  $      1,422,560
F.V. AtLee...............       20,900             2.23%      $   52.00      4/19/2003  $       0  $        683,483
D.R. Bethune.............        7,600             0.81%      $   52.00      4/19/2003  $       0  $        248,539
T.D. Martin..............        7,600             0.81%      $   52.00      4/19/2003  $       0  $        248,539
W.J. Murray..............        7,600             0.81%      $   52.00      4/19/2003  $       0  $        248,539
G.J. Sella, Jr.(3).......            0                0               0        --       $       0  $              0
All Shareholders(4)......       --               --              --            --       $       0  $  2,944,160,220
Current CEO Gain As a %
  of All Shareholders....       --               --              --            --             0.0%           0.048%
Above Officers As a % of
All Shareholders.........       --               --              --            --             0.0%           0.097%
All Officers As a % of
All Shareholders.........       --               --              --            --             0.0%           0.132%


    NAME                         10%
- -------------------------  ----------------
A.J. Costello............  $      3,605,045
F.V. AtLee...............  $      1,732,079
D.R. Bethune.............  $        629,847
T.D. Martin..............  $        629,847
W.J. Murray..............  $        629,847
G.J. Sella, Jr.(3).......  $              0
All Shareholders(4)......  $  7,461,079,961
Current CEO Gain As a %
  of All Shareholders....            0.048%
Above Officers As a % of
All Shareholders.........            0.097%
All Officers As a % of
All Shareholders.........            0.132%

- ---------------

(1) Options covering 1,923 shares were granted as Incentive Stock Options to each of the named executive officers and are exercisable after one year from date of grant. The remaining options are Non-Qualified Options--one-third of which are exercisable after one year from date of grant, another one-third exercisable after two years from date of grant and the remaining one-third exercisable after three years from date of grant. The term of the options is ten years.

(2) Based on options covering 939,040 shares granted to a total of approximately 1,400 employees during 1993.

(3) Mr. Sella was not granted any securities, underlying options or SARs.

(4) Total dollar gains based on the assumed annual rates of appreciation shown here and calculated on 90,028,540 outstanding shares as of December 31, 1993.

              AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                     AND FISCAL YEAR END OPTION/SAR VALUES


                                                        NUMBER OF UNEXERCISED      VALUE OF UNEXERCISED IN THE MONEY
                                                         OPTIONS/SARS HELD AT               OPTIONS/SARS AT
                              SHARES                       FISCAL YEAR END                  FISCAL YEAR END
                           ACQUIRED ON      VALUE     --------------------------  ------------------------------------
     NAME                    EXERCISE     REALIZED    EXERCISABLE  UNEXERCISABLE  EXERCISABLE(1)   UNEXERCISABLE(2)
- -------------------------  ------------  -----------  -----------  -------------  -------------  ---------------------
A.J. Costello............            0   $         0      53,790        60,188     $    36,825         $       0
F.V. AtLee...............            0   $         0      46,700        30,506     $    36,825         $       0
D.R. Bethune.............            0   $         0      18,456        12,514     $     4,031         $       0
T.D. Martin..............            0   $         0      18,743        12,594     $    19,688         $       0
W.J. Murray..............            0   $         0      19,348        11,756     $    27,044         $       0
G.J. Sella, Jr.(3).......       17,192   $   519,926     166,200             0     $   381,713         $       0


- ---------------


(1) Total value of options based on fair market value of Company stock of $50.1875 as of December 31, 1993. The exercise price cannot be lowered during the term of the option.


(2) No unexercisable options/SARs were in the money at fiscal year end.

(3) All shares acquired on exercise by Mr. Sella were acquired subsequent to his retirement on March 31, 1993.

             LONG-TERM INCENTIVE PLANS--AWARDS IN LAST FISCAL YEAR


                                              NUMBER OF     PERFORMANCE OR      ESTIMATED FUTURE PAYOUTS UNDER
                                            SHARES, UNITS    OTHER PERIOD         NON-STOCK PRICE-BASED PLANS
                                              OR OTHER     UNTIL MATURATION  -------------------------------------
     NAME                                     RIGHTS(1)       OR PAYOUT       THRESHOLD     TARGET       MAXIMUM
- ------------------------------------------  -------------  ----------------  -----------  -----------  -----------
A.J. Costello.............................   $   463,125         4 years      $   2,286   $   463,125  $   926,250
F.V. AtLee................................   $   278,438         4 years      $   1,615   $   278,438  $   556,876
D.R. Bethune..............................   $   125,000         4 years      $     725   $   125,000  $   250,000
T.D. Martin...............................   $   125,000         4 years      $     725   $   125,000  $   250,000
W.J. Murray...............................   $   125,000         4 years      $     725   $   125,000  $   250,000
G.J. Sella, Jr............................   $   475,000         4 years      $     861   $   148,438  $   296,876


- ---------------

(1) Performance Allotments are granted, the payment of which is predicated upon the achievement of corporate performance goals, specifically, earnings per share in the last year of the performance period. The achievement of approximately 66% of this goal will result in payment of the threshold amount. 100% of goal in payment of the target amount, while attaining approximately 120% of the goal will result in payment of the maximum amount. No payment will be made if less than 66% of the goal is achieved. The Compensation Committee of the Board of Directors may adjust the goal, in its discretion, at any time prior to the end of the first quarter of the final year of the performance period.

EMPLOYMENT AGREEMENTS

     All salaried employees of the Company including the named executive officers sign an employment agreement on the Company's standard form. Each agreement provides for the initial salary the Company shall pay to the employee for the services performed by the employee, the confidentiality and non-use of information which is proprietary to the Company, assignment of inventions and improvements which the employee may invent or produce and termination of employment by both the employee and the Company. The notice of termination period for salaried employees including the named executive officers ranges from one month to six months (depending on the standard form in use at the time), except in the case of termination for cause, when no prior notice is required. The agreement provides that, for one year after termination of employment with the Company, the employee shall not engage in work or other activity involving a product or process similar to a product or process on which he or she worked for the Company at any time during the period of two years immediately prior to termination of employment, if such work or activity is then competitive with that of the Company, unless otherwise given a release in writing by an officer of the Company to engage in such work or activity. In certain circumstances, the Company may be obligated to continue paying the former employee his or her base salary in order to invoke the non-competition provisions.

COMPENSATION UNDER RETIREMENT PLAN

     The following Pension Plan Table shows the estimated aggregate annual benefits payable under the Company's retirement program consisting of the Employees Retirement Plan, ERISA Excess Retirement Plan and Supplemental Employees Retirement Plan, assuming retirement at or projected to age 65 (normal retirement age) to persons in the earnings ranges recognized for pension purposes, and with the number of years credited for purposes of pension benefits shown, on a single life annuity basis:

                               PENSION PLAN TABLE


      EMPLOYEE'S
   ANNUAL EARNINGS
       USED FOR                                             YEARS OF SERVICE
     COMPUTATION        -----------------------------------------------------------------------------------------
     OF BENEFITS         15 YEARS     20 YEARS     25 YEARS     30 YEARS     35 YEARS     40 YEARS     45 YEARS
- ----------------------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
$200,000..............  $    50,100  $    66,800  $    83,500  $   100,200  $   116,900  $   133,600  $   150,300
$250,000..............  $    62,625  $    83,500  $   104,375  $   125,250  $   146,125  $   167,000  $   187,875
$350,000..............  $    87,675  $   116,900  $   146,125  $   175,350  $   204,575  $   233,800  $   263,025
$450,000..............  $   112,725  $   150,300  $   187,875  $   225,450  $   263,025  $   300,600  $   338,175
$550,000..............  $   137,775  $   183,700  $   229,625  $   275,550  $   321,475  $   367,400  $   413,325
$650,000..............  $   162,825  $   217,100  $   271,375  $   325,650  $   379,925  $   434,200  $   488,475
$750,000..............  $   187,875  $   250,500  $   313,125  $   375,750  $   438,375  $   501,000  $   563,625
$850,000..............  $   212,925  $   283,900  $   354,875  $   425,850  $   496,825  $   567,800  $   638,775
$950,000..............  $   237,975  $   317,300  $   396,625  $   475,950  $   555,275  $   634,600  $   713,925


     Amounts shown in the above table would be reduced by a portion of primary social security payments for which a person would be eligible at age 65. In addition, the normal form of benefit payment under the program would require the further reduction of amounts shown in the table pursuant to an actuarially based formula to provide a benefit to a surviving spouse upon the employee's death following retirement equal to 50% of the reduced benefit.

     Compensation included in the Pension Plan Table consists of the base salaries and target portion of the bonus (annual cash incentive) reported for the named executive officers in the Summary Compensation Table. Mr. Martin receives a pension differential, provided he is in the employ of the Company when he reaches the age of 60, equal to the amount by which the pension Mr. Martin is entitled to receive from the Company's Employees Retirement Plan and Supplemental Employees Retirement Plan, if elected a member, is less than 40% of his average earnings during the three years out of the final 10 years of his employment during which such earnings are the highest, provided that he shall elect to have his pension commence immediately upon retirement.

     The Company's retirement program for employees consists of its Employee Retirement Plan, an actuarially funded plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and its unfunded ERISA Excess Retirement Plan and Supplemental Employees Retirement Plan, both of which are exempt from certain of the provisions of ERISA. All of the plans are non-contributory defined benefit plans. The unfunded plans for active employees have related "Rabbi" trusts (i.e., trusts the assets of which remain available to satisfy claims of the Company's creditors) which have not been funded.


     The Board of Directors has authorized "Rabbi" trust agreements to fund benefits payable to certain currently retired employees under the Supplemental Employees Retirement Plan and the ERISA Excess Plan. One trust has been funded through the purchase of annuities. The other has also been funded.


     The Employees Retirement Plan covers all domestic employees of the Company and the employees of many of its domestic subsidiaries. Retirement benefits are determined by aggregating percentages of earnings (as defined) throughout an individual's career, but retirement benefits so calculated are subject to a minimum of 1.67% of average annual earnings (as defined) paid in cash for those five calendar years of the employee's final ten calendar years of employment in which the employee's earnings were the highest, multiplied by the employee's number of years of service, reduced by a partial social security offset. Since this plan is subject to ERISA, there are maximum limitations on pensions payable. There is no actuarial reduction for early retirement at age 62 or older after twenty years of service. Employees are 100% vested after five years of service. If the plan is terminated, or merged with another plan, within three years following a "change in control" (as defined in the plan), any remaining funds, after providing for all fixed and contingent liabilities, must be applied to provide proportionately increased benefits to participants.

     The ERISA Excess Retirement Plan provides a supplemental pension for all affected employees equal to the difference between the pension as calculated under the Employees Retirement Plan (without reference to the ERISA maximum limitation) and the lower maximum pension permitted under federal law to be paid from the Employees Retirement Plan.

     In addition, the Compensation Committee of the Board of Directors may elect an employee a member of the Supplemental Employees Retirement Plan. A member of the Supplemental Employees Retirement Plan is entitled upon retirement (but not before the first day of the month following the member's 60th birthday or such earlier date as may be determined by the Compensation Committee, in the case of officers, or by the Executive Committee, in the case of other members) to a supplemental pension equal to the difference between the aggregate pensions payable under the Employees Retirement Plan and the ERISA Excess Retirement Plan and an amount calculated in the same manner as is the pension under the Employees Retirement Plan, but without regard to the limitations on maximum pensions mandated by ERISA, and with the following modifications: (i) for pension calculation purposes, such member is deemed to have continued employment and earnings for five additional years, but not beyond age 65 unless a different period is specified by the Compensation Committee (in the case of officers) or the Executive Committee (in the case of other members), and (ii) average annual earnings are those for the highest three of the last ten years (including years in which such member is deemed to have continued earnings and employment under clause (i), above).

     These plans provide for normal post-retirement payment options and for normal survivors' benefit options in the event of death prior to retirement, including a Company-paid surviving spouse benefit.

Survivors' benefits for members of the Supplemental Employees Retirement Plan and for those included in groups specified by the Compensation Committee or the Executive Committee and who meet specified age and service requirements, are based on service determined as described in the preceding paragraph, with additional service credited of five years but not beyond age 65.

     Earnings, as utilized for the retirement program, consist of (i) regular fixed compensation for the employee's normal work period in the form of salary or wages (prior to reduction on account of any election specified in Sections 125, 127, 129 or 401(k) of the Internal Revenue Code); (ii) extra compensation or cash awards customarily paid to full time salesmen or sales representatives whether or not based on sales; and (iii) incentive compensation (other than performance allotments) paid in cash under any incentive compensation plan adopted by the Board during each calendar year up to a maximum amount of 33 1/3% of such regular fixed compensation for each such calendar year. Under the Supplemental Employees Retirement Plan, a member is credited, for the year of retirement or death during employment and for subsequent years for which an employee is deemed to have continued employment and earnings, with 100% of the target incentive compensation (excluding performance allotments) applicable to such member's salary level as of the date of such member's retirement or death, in lieu of any credit under clause (iii) above for such years. Covered earnings for 1993 (salary rate at September 1, 1993, plus covered incentive compensation accrued in 1992 and paid in 1993, with years of service through 1993) for the four persons named in the Summary Compensation Table who are not members of the Supplemental Employees Retirement Plan were approximately: Mr. AtLee $600,000 (27 years); Mr. Bethune $426,667 (24 years); Mr. Martin $342,667 (5 years); and Mr. Murray $340,000 (26 years). Covered earnings for the person named in the Summary Compensation Table who is a member of the Supplemental Employees Retirement Plan, which would have been utilized had he retired at December 31, 1993, assuming the Compensation Committee took no action to designate a period ending prior to age 65 during which they would be deemed to have continued employment with the same earnings (with years of service projected to age 65), would have been Mr. Costello $880,000 (43 years).

CHANGE IN CONTROL ARRANGEMENTS

     The Board of Directors has adopted an executive income continuity plan to reinforce and encourage the continuing attention, dedication and loyalty of executives in the senior management group without the distraction of concern over the possibility of involuntary or constructive termination of employment resulting from unforeseen developments, by providing income continuity for a limited period. The plan provides for payments to members upon termination of employment, unless such termination is (i) on account of death or retirement,
(ii) by the Company for disability or cause, or (iii) by the member without good reason (as defined in the plan--generally, actions by the Company inconsistent with the participant's status or with the Company's traditional compensation policies). Members of the plan consist of the chairman, the president, the corporate vice presidents, and such other employees as are designated by the Executive Committee. In general, the plan provides for payments upon termination of employment, in the case of the executive officers, and in the case of other members meeting certain age and service requirements, of two times annual salary plus two times target annual incentive (current allotment under the Incentive Compensation Plan), in 24 monthly installments, and in the case of other members annual salary plus target annual incentive, in 12 monthly installments. The plan also provides for certain miscellaneous payments, including relocation payments, legal fees, and expenses incurred in seeking new employment. The benefits of this Plan are not available to any employee who is then currently eligible to receive a benefit under the Supplemental Employees Retirement Plan or, in any event, for any period beyond the employee's sixty-fifth birthday.

     Under agreements approved by the Compensation Committee and the Board of the Directors, if any one of a number of events potentially affecting the control of the Company occurs, all deferred stock awards and deferred cash awards held by certain members of key management (including all persons named in the Summary Compensation Table) will be cancelled and the fair market value thereof will be paid promptly in cash, and the Compensation Committee may authorize payment, to the extent it deems equitable, of outstanding performance allotments held by such persons.

     The Board of Directors has adopted a Compensation Taxation Equalization Plan providing for the payment to any employee, officer or director who becomes subject to the tax imposed by Section 4999 of the Internal Revenue Code of reimbursement for the tax, plus all taxes imposed upon the reimbursement. A 20% excise tax applies to compensatory payments (i) the present value of which equals or exceeds three times the 'base amount' of the recipient, and (ii) that are contingent upon change 'in the ownership or effective control' of the Company. The 'base amount' is the average annual compensation included in taxable income over the five-year period ending before the year during which the change in the ownership or effective control occurs.

                               INDEX TO EXHIBITS

                                                                                                                   SEQUENTIAL PAGE
EXHIBITS                                                                                                               NUMBER
- ---------------------------------------------------------------------------------------------------------------  -------------------
Exhibit 1--Joint Press Release of the Company and Parent, dated August 17, 1994 (previously filed as Exhibit
           20.1 to the Company's Report as Form 8-K dated August 18, 1994).....................................
Exhibit 2--Pages 7 through 11, 14 through 21 and 24 through 29 of the Company's Proxy Statement dated March 8,
           1994 for its 1994 Annual Meeting of Shareholders....................................................
Exhibit 3--Amendment, dated August 17, 1994, to the By-Laws of the Company.....................................
Exhibit 4--Agreement and Plan of Merger, dated August 17, 1994, among the Company, Parent and the Purchaser....
Exhibit 5--Opinion of Morgan Stanley & Co., Incorporated, dated August 17, 1994................................
Exhibit 6--Opinion of CS First Boston Corporation, dated August 17, 1994.......................................
Exhibit 7--Letter to Shareholders of the Company...............................................................